                  SUBJECT TO COMPLETION. DATED MARCH 26, 2002.
           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED APRIL 17, 2000.
THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL NOR DOES IT SEEK AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                                 FILE PURSUANT TO RULE 424(b)(3)
                                                      REGISTRATION NO. 333-32106

                                8,000,000 SHARES

                                  [SABRE LOGO]

                           SABRE HOLDINGS CORPORATION

                              CLASS A COMMON STOCK

    The Class A common stock is listed on the New York Stock Exchange under the symbol "TSG". The last reported sale price of the Class A common stock on March 25, 2002, was $45.20 per share.

                            ------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                     PER SHARE                 TOTAL
Public offering price........................            $                       $
Underwriting discount........................            $                       $
Proceeds, before expenses, to Sabre..........            $                       $

    To the extent that the Underwriters sell more than 8,000,000 shares of common stock, the Underwriters have the option to purchase up to an additional 1,200,000 shares from Sabre at the initial price to public, less the underwriting discount.

    The Underwriters expect to deliver the shares through the facilities of the
Depository Trust Company against payment in New York, New York on       , 2002.

                          JOINT BOOK-RUNNING MANAGERS

BEAR, STEARNS & CO. INC.                                    GOLDMAN, SACHS & CO.
                                ----------------

                                 MORGAN STANLEY

BANC OF AMERICA SECURITIES LLC

                                     CREDIT SUISSE FIRST BOSTON

                                                                        JPMORGAN

                   PROSPECTUS SUPPLEMENT DATED       , 2002.

                           FORWARD-LOOKING STATEMENTS

    This prospectus supplement and the accompanying prospectus include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including statements regarding our competitive strengths, business strategy, future financial position, budgets, forecasted revenue or earnings growth, cost estimates, expected operating margins or cash flow, future bookings outlook and technology adoption trends and objectives of management are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "could," "project," "potential," "plan," "forecasts," "expect," "should," "would," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. The expectations reflected in forward-looking statements may prove to be incorrect. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including but not limited to the risk factors contained in our Annual Report on Form 10-K for the year ended December 31, 2001 and:

    - risks associated with competition from established and emerging travel distribution channels and competitors, many of which are well funded and have major travel suppliers as significant shareholders;

    - risks that decreased supplier commissions paid to travel agents may have the effect of diverting customers from travel agencies that use our global distribution system to Web sites owned by or affiliated with travel suppliers, including the risks associated with the recent announcements by major airlines, such as Delta Air Lines, American Airlines, Continental Airlines, United Air Lines, Northwest Airlines, America West Airlines and US Airways, to eliminate the payment of base commissions for tickets issued by U.S. travel agents that have not negotiated agreements with the airlines;

    - risks that our revenues are highly dependent on the travel and transportation industries and particularly on the airlines, and that a prolonged decrease in travel bookings volume, such as any decrease attributable to the September 11, 2001 terrorist attacks in New York and Washington or to any subsequent terrorist-related activity or any decrease attributable to general economic conditions, could adversely impact our financial performance, operations, liquidity or capital resources and could adversely impact our ability to recover the carrying value of our intangible assets;

    - risks associated with our ability to make and integrate successfully business combinations and strategic alliances, including our ability to consummate successfully the tender offer for all of the outstanding publicly-held common shares of Travelocity.com Inc. and the successful transition of its business from a public company to one of our wholly-owned subsidiaries;

    - risks associated with travel distribution industry consolidation and increased competition for travel agency subscribers, which may result in increased expenses, reduced revenue and market position, and, if we increase our borrowings to finance such increased expenses, greater financial leverage;

    - risks that airlines that are divesting their ownership of global distribution systems might limit their participation in our travel marketing and distribution services;

    - risks that regulatory developments could limit our ability to compete;

    - risks that rapid technological changes and new distribution channels may render our technology obsolete or decrease the attractiveness of our services to customers;

    - risks that our computer and network systems may suffer failures, capacity constraints and business interruptions, which could increase our operating costs and cause us to lose customers;

    - risks associated with the trade barriers outside of North America that limit our ability to compete;

    - risks inherent in international operations, such as risks of currency exchange rate fluctuations, local economic and political conditions, restrictive governmental actions, increased seasonal reductions in business activity, higher costs of doing business, lack of or the failure to implement the appropriate infrastructure to support our technology, disruptions of capital and trading markets, and the laws and policies of the United States affecting trade, foreign investment and taxes; and

    - risks that proposed changes in generally accepted accounting principles regarding our syndicated lease financing arrangement could cause the real estate and related debt subject to such arrangement to be consolidated into our financial statements, and that as a result we would record depreciation expense related to the real estate, which would decrease our net income.

    All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by factors that could cause our actual results to differ materially from our expectations. We undertake no obligation to update publicly or revise any forward-looking statements.

                                    SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION ABOUT THIS OFFERING. IT MAY NOT CONTAIN ALL THE INFORMATION THAT IS IMPORTANT TO YOU. IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS, THE WORDS "SABRE," "THE COMPANY," "WE," "OUR," "OURS," AND "US" REFER TO SABRE HOLDINGS CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES UNLESS OTHERWISE STATED OR THE CONTEXT OTHERWISE REQUIRES. YOU SHOULD READ THE ENTIRE PROSPECTUS SUPPLEMENT, INCLUDING THE ACCOMPANYING PROSPECTUS AND THE DOCUMENTS INCORPORATED BY REFERENCE INTO THE PROSPECTUS SUPPLEMENT AND PROSPECTUS.

                                     SABRE

    We are a world leader in the electronic and online distribution and marketing of travel and travel services through our SABRE computer reservations system and our Travelocity.com Inc. and GetThere, Inc. subsidiaries. In addition, we are a leading provider of software solutions to the travel and transportation industries. The SABRE system allows travel agencies, corporate travel departments and individual consumers to access information about and book reservations with airlines and other providers of travel and travel-related products and services. As of December 31, 2001, travel agencies with approximately 66,000 locations in over 112 countries on six continents subscribed to the SABRE system, which enabled these subscribers to make reservations with approximately 405 airlines, 52 car rental companies, 229 tour operators, 9 cruise lines, 10 railroads and 244 hotel companies covering approximately 53,000 hotel properties worldwide. In 2001, we estimate that more than $67 billion of travel-related products and services were sold through the SABRE system.

    As of the date of this prospectus supplement, we own an approximate 70% economic interest in Travelocity.com Inc., a leading provider of online travel services to consumers. Travelocity operates Travelocity.com and other Web sites, which have approximately 32 million registered members, the highest in the industry. Through Travelocity's Web sites, individual consumers can compare prices, make travel reservations and obtain destination information online. During 2001, members booked approximately $3.1 billion in travel services through Travelocity's Web sites. Based upon such gross travel bookings, Travelocity is the sixth-largest travel agency in North America.

    Our subsidiary GetThere, Inc. provides Web-based travel booking systems designed for corporate travelers, travel arrangers and travel managers. Through our GetThere system, corporations provide employees with a convenient way to make travel and meeting reservations via their company intranet, while significantly reducing costs to the corporation by enabling lower service fees and better policy adherence, and by providing lower average ticket prices and real-time data on spending. As of December 31, 2001 more than 800 large corporations, including over half of the Fortune 200, use GetThere technology. GetThere also provides Web-based booking systems to major airlines including Alitalia, All Nippon Airways, British Airways, Cathay Pacific and United Airlines.

    Through our Airline Solutions and Emerging Businesses segment, we provide software development and consulting solutions and other products and services to airlines and other travel providers. We currently provide both custom and off the shelf software solutions to more than 145 airlines.

    Our principal executive offices are located at 3150 Sabre Drive, Southlake, Texas 76092, our telephone number is (682) 605-1000.

                              RECENT DEVELOPMENTS

TRAVELOCITY TENDER OFFER

    On March 5, 2002, we commenced a cash tender offer for all of the outstanding publicly-held common shares of Travelocity that we do not already own. We amended the offer on March 18, 2002 to increase the tender offer price from $23.00 per share to $28.00 per share to acquire the balance of

Travelocity's common stock, which is approximately 15 million shares. An additional approximately 2.0 million Travelocity shares are subject to issuance pursuant to options with an exercise price of $28.00 or less under Travelocity's stock option and incentive plans. On March 18, 2002, a special committee of outside, independent directors of Travelocity's board of directors determined that our amended tender offer price is adequate. Based on that determination, the special committee and Travelocity's board of directors, with both special committee directors voting in favor, one director voting against, and six directors abstaining, recommended that Travelocity stockholders accept our amended offer and tender their shares. Notwithstanding the recommendation of Travelocity's board of directors, we can give no assurances that the tender offer will be completed successfully.

    We estimate that the total amount of funds required to purchase all of the outstanding Travelocity common shares, other than those we already own, in the tender offer and the related merger and related fees and expenses will be approximately $481 million. This includes shares issuable upon exercise of options with an exercise price of less than $28.00. The tender offer is not conditioned on our obtaining any financing, including the successful completion of this offering or on the approval of Travelocity's board of directors. We intend to purchase all of the outstanding shares of Travelocity common stock and pay related fees and expenses from cash on hand and working capital. The tender offer is conditioned on the tender of a number of shares sufficient to bring our ownership interest in Travelocity common stock to at least 90 percent of the outstanding shares on an "as converted" basis, which means the percentage of shares that we would own following our conversion of all of our economic interests into Travelocity common stock treating as outstanding Travelocity common shares issuable upon the exercise of options with an exercise price of $28.00 or less as of April 2002.

    Following completion of the tender offer, if we own 90% of Travelocity's common stock on an "as converted" basis, we intend to consummate a "short-form" merger in which the remaining Travelocity stockholders would receive the same cash price paid in the tender offer. We have reserved the right to waive or reduce the minimum condition and to elect to purchase a smaller number of shares but we have no current expectation that we would seek to exercise that right. In no event, however, will we purchase shares in the tender offer if less than a majority of the outstanding shares, excluding shares beneficially owned by us, are validly tendered and not withdrawn. The tender offer is scheduled to expire at 12:00 midnight, New York City time, on Friday, April 5, 2002, unless we extend it.

    Investors, Travelocity stockholders and other interested parties are urged to read the tender offer documents that we and Travelocity filed and will file with the Securities and Exchange Commission because they contain and will contain important information about the tender offer. Investors are able to receive such documents free of charge at the SEC's Web site, WWW.SEC.GOV, or by contacting Investor Relations at Sabre at 3150 Sabre Drive, Southlake, Texas 76092.

    We, Travelocity and the directors of Travelocity have been named as defendants in nine separate lawsuits brought by ten individual shareholders of Travelocity. These lawsuits were filed in the Delaware Court of Chancery in and for New Castle County on February 19, 2002. An additional lawsuit was filed in the District Court of Tarrant County, Texas on February 21, 2002 naming Travelocity and specified directors of Travelocity as defendants. Another lawsuit was filed in the District Court of Tarrant County, Texas on February 25, 2002 naming Sabre and specified directors of Travelocity as defendants. The plaintiffs generally allege that our tender offer for the publicly-held shares of Travelocity is unfair to Travelocity's minority shareholders, that our tender offer price is inadequate, that we breached our fiduciary duties to Travelocity's minority shareholders, that we are engaged in unfair self-dealing and are not acting in good faith towards Travelocity's public stockholders, that the tender offer is a product of a conflict of interest between us and Travelocity's public stockholders and other related allegations. The plaintiffs generally seek class certification from the court, injunctive relief, unspecified damages, and other relief. On March 20, 2002, we and Travelocity signed a memorandum of understanding with the plaintiffs to settle all pending stockholder litigation relating to the tender offer. Under the terms of the memorandum, we have stated our intention to agree to an offer price of no less than $28.00 per share and not to object to an award of attorneys' fees and costs to counsel to the putative plaintiff class in an amount not to exceed $1.9 million. Under the terms of the memorandum, the plaintiffs have stated an intention to have all pending stockholder litigation settled and dismissed as to the plaintiffs and the putative plaintiff class. The settlement is subject to, among other things, the approval of the Delaware Court of Chancery.

SITE59 ACQUISITION

    On March 26, 2002, Travelocity announced that it had entered into a definitive merger agreement with Site59.com, Inc., a privately held online travel vendor with merchant hotel and vacation package capability. Travelocity expects that, pursuant to this agreement, Site59 will become a subsidiary of Travelocity prior to April 1, 2002. We have agreed to provide a loan to Travelocity in an aggregate amount of up to approximately $43 million to fund substantially all the purchase price for the proposed transaction. The loan, which is not contingent upon the successful completion of the tender offer, will bear interest at a rate equal to six-month LIBOR plus 150 basis points.

                                  THE OFFERING

Class A common stock offered by us........  8,000,000 shares

Approximate number of shares of Class A
common stock outstanding after the
offering..................................  142,644,340 shares

Use of proceeds...........................  We estimate that our net proceeds from this offering without exercise of the overallotment option will be
                                            approximately $344.4 million. We intend to use these net
                                            proceeds for general corporate purposes.

NYSE symbol...............................  TSG

    The number of shares outstanding after the offering is based on our shares outstanding on March 25, 2002, and excludes 13,056,465 shares reserved for issuance under outstanding options with a weighted average exercise price of $36.31 and shares that may be reserved for issuance in connection with our assumption of the outstanding Travelocity common stock options if we successfully complete the Travelocity tender offer and the related merger. The number of shares outstanding after the offering assumes that the underwriters' overallotment option is not exercised. If the underwriters exercise their overallotment option in full, we will issue and sell an additional 1,200,000 shares and will receive additional net proceeds before expenses of approximately $51.7 million.

    We, all of our officers and members of the board of directors have agreed with the underwriters not to dispose of or hedge any Class A common stock owned by us or by them for 90 days from the date of this prospectus supplement without the prior written consent of the underwriters. This agreement also allows these officers and members of the board of directors to sell up to 625,000 shares of Class A common stock in the aggregate without the consent of the underwriters.

                         SUMMARY FINANCIAL INFORMATION

    The following table presents our summary results for the years ended December 31, 2001 and 2000. You should read the summary consolidated financial data presented below in conjunction with the selected consolidated financial data and respective notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus supplement, and the consolidated financial statements and the respective notes to those statements included in our Annual Report on Form 10-K for the year ended December 31, 2001. Some of the financial metrics in the table below are presented on a basis excluding selected special items. This presentation is consistent with the manner in which management assesses the operating performance of our business.

                                                                         YEAR ENDED
                                                                        DECEMBER 31,
                                                                  -------------------------
                                                                   2001(1)          2000
                                                                  ---------       ---------
                                                                  (IN MILLIONS, EXCEPT PER
                                                                         SHARE DATA)
INCOME STATEMENT DATA(2)(3)(4):
Revenues....................................................      $2,103.1        $1,940.7
Operating expenses, excluding amortization of goodwill and
  intangible assets.........................................       1,834.3         1,658.5
Amortization of goodwill and intangible assets(4)...........         277.5           109.4
                                                                  --------        --------
Operating income (loss).....................................          (8.7)          172.8
Other income (expense), net.................................          20.2           (13.9)
Minority interests..........................................          22.5            30.7
                                                                  --------        --------
Income from continuing operations before income taxes.......          34.0           189.6
Income taxes................................................          81.0            93.5
                                                                  --------        --------
Income (loss) from continuing operations....................         (47.0)           96.1
Income from discontinued operations, net(2)(5)..............          75.1            48.0
Cumulative effect of accounting change, net(6)..............           3.1              --
                                                                  --------        --------
Net earnings................................................      $   31.2        $  144.1
                                                                  ========        ========
Earnings (loss) per common share--diluted:
  Income (loss) from continuing operations..................      $   (.35)       $    .74
  Income from discontinued operations, net(2)(5)............           .57             .37
  Cumulative effect of accounting change, net(6)............           .02              --
                                                                  --------        --------
    Net income..............................................      $    .24        $   1.11
                                                                  ========        ========

Operating income before special items(7)(8).................      $  314.0        $  308.2
                                                                  ========        ========
Income from continuing operations before special
  items(7)(8)...............................................      $  184.5        $  194.5
                                                                  ========        ========
Net earnings before special items(7)(8).....................      $  231.8        $  256.7
                                                                  ========        ========
Earnings per common share before special items--diluted:
  Income from continuing operations before special
    items(7)(8).............................................      $   1.37        $   1.50
  Income from discontinued operations, net before special
    items(7)(8).............................................           .35             .48
                                                                  --------        --------
  Net earnings before special items(7)(8)...................      $   1.72        $   1.98
                                                                  ========        ========

--------------------------

 (1) Our results of operations for the year ended December 31, 2001 were negatively affected by a significant reduction in travel following the September 11, 2001 terrorist attacks on New York and Washington. While it is difficult to quantify the amount of revenue lost as a direct result of the attacks, we believe a reasonable estimate is $200 million. We undertook certain initiatives to aid our customers following the attacks, which negatively impacted our results by approximately $16 million during 2001. See Note 6 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement.

 (2) Effective on July 1, 2001, we completed the sale of our information technology infrastructure outsourcing business, and also entered into agreements with EDS for (a) EDS to manage our information technology systems for 10 years, and (b) EDS and us to market jointly certain information technology services and software solutions to the travel and transportation industries. See Note 2 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement. The results of operations of the information technology infrastructure outsourcing business have been reclassified and presented as income from discontinued operations, net, for 2001 and 2000.

 (3) We have significant transactions with AMR and American Airlines. The terms of many of the agreements with AMR and its affiliates were revised in connection with AMR's divestiture of its entire ownership interest in us in the first quarter of 2000. See Note 8 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement.

 (4) 2001 and 2000 results of operations were impacted by our merger and acquisition activities and the related goodwill amortization expense associated with those transactions. See Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus supplement and Note 5 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement, for additional information regarding mergers and acquisitions and the impact on our financial condition and results of operations.

 (5) Income from discontinued operations for the year ended December 31, 2001 includes a gain of approximately $39 million, net of related income taxes of approximately $25 million, recognized upon completion of the sale of our outsourcing business to EDS effective July 1, 2001.

 (6) On January 1, 2001 we adopted Statement of Financial Accounting Standards No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES." See Note 7 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement.

 (7) Special items excluded from 2001 operating income are $288.5 million, or $237.3 million net of tax and minority interests, in amortization expense associated with goodwill and other intangibles, as well as stock compensation, arising from the merger of Travelocity.com Inc. and Preview Travel Inc., the acquisition of a 51 percent interest in Dillion Communication Systems GmbH, the acquisitions of Gradient Solutions Limited, GetThere Inc. and Sabre Pacific; severance expense of $28.2 million, $17.5 million net of tax; and a write-off of software licenses of $6.0 million, or $3.7 million net of tax. In addition to the items listed above, net earnings before special items exclude a $47.3 million gain or $29.2 million net of tax, as a result of the sale of shares in France Telecom; a loss of $3.2 million, or $2.3 million net of tax, related to the sale of Hotel Reservation Network warrants; amortization expense of $17.7 million, or $10.9 million net of tax, related to the accounting treatment of options granted to US Airways; a gain of $62.8 million, or $38.8 million net of tax, on the sale of the infrastructure outsourcing business to EDS and a gain of $3.1 million, net of tax and minority interests, for a cumulative effect of change in accounting principle.

 (8) Special items excluded from 2000 operating income are $114.7 million, or $85.9 million net of tax and minority interests, in amortization expense associated with goodwill and other intangibles, as well as stock compensation, arising from the merger of Travelocity.com Inc. and Preview Travel Inc., the acquisition of a 51 percent interest in Dillion Communication Systems GmbH, and the acquisitions of Gradient Solutions Limited and GetThere Inc.; expenses of $12.5 million, or $7.5 million net of tax, associated with the spinoff from AMR; and severance expense of $8.2 million, or $5.0 million net of tax. In addition to the items listed above, net earnings and earnings per share before special items excluded expenses of $12.2 million, or $7.5 million net of tax, related to the accounting treatment of options granted to US Airways and severance expense related to discontinued operations of $10.8 million, or $6.7 million net of tax.

                                USE OF PROCEEDS

    We estimate that our net proceeds from this offering without exercise of the overallotment option will be approximately $344.4 million. We intend to use these net proceeds for general corporate purposes. If the underwriters exercise their overallotment option in full, we will issue and sell an additional 1,200,000 shares and will receive additional net proceeds before expenses of approximately $51.7 million.

                   MARKET PRICE OF COMMON STOCK AND DIVIDENDS

    Our Class A common stock is traded on the New York Stock Exchange (symbol
TSG). The approximate number of record holders of our Class A common stock at March 25, 2002 was 10,714.

    The range of the high and low sales prices for our Class A common stock on the New York Stock Exchange by quarter for the two most recent fiscal years was:

                                                                HIGH       LOW
                                                              --------   --------
Quarter Ended:
  December 31, 2001.........................................   $43.02     $25.70
  September 30, 2001........................................    53.85      21.22
  June 30, 2001.............................................    54.98      43.34
  March 31, 2001............................................    47.85      35.88

Quarter Ended:
  December 31, 2000.........................................   $43.81     $26.38
  September 30, 2000........................................    30.56      22.31
  June 30, 2000.............................................    38.63      25.56
  March 31, 2000............................................    53.50      34.19

    The last reported sale price of our Class A common stock on the New York Stock Exchange on March 25, 2002, was $45.20 per share.

    On February 7, 2000, we declared a one-time cash dividend on all outstanding shares of our Class A common stock. The aggregate amount of the dividend was $675 million, or approximately $5.20 per share, and was paid to shareholders on February 18, 2000. No dividends were paid during 2001. In the future, we intend to retain our earnings to finance future growth and, therefore, do not anticipate paying any additional cash dividends on our common stock. Any determination as to the future payment of dividends will depend upon our future results of operations, capital requirements and financial condition and such other factors as our board of directors may consider, including any contractual or statutory restrictions on our ability to pay dividends.

                      DESCRIPTION OF CLASS A COMMON STOCK

    Our authorized capital stock is 250,000,000 shares of Class A common stock, $.01 par value, and 20,000,000 shares of preferred stock, $.01 par value. At March 25, 2002, 134,644,340 shares of Class A common stock and no shares of preferred stock were outstanding.

    The following description of our Class A common stock and preferred stock is not complete and is qualified in its entirety by reference to our second restated certificate of incorporation and our bylaws and to any certificate of designations that we file with the SEC if we offer preferred stock under this prospectus. We have filed copies of our second restated certificate of incorporation and our bylaws as exhibits to Quarterly Report on Form 10-Q for the quarter ended June 30, 2000 and to our Quarterly Report on Form 10-Q for the quarter ended June 30, 2001, respectively. The following description of our Class A common stock also supplements, and to the extent inconsistent therewith replaces, the description of our stock under the caption "Description of Capital Stock" in the accompanying prospectus.

    The holders of our Class A common stock are entitled to one vote per share on all matters to be voted on by stockholders. Holders of shares of our Class A common stock are not entitled to cumulate their votes in the election of directors.

    Generally, all matters to be voted on by our stockholders must be approved by a majority, or, in the case of the election of directors, by a plurality, of the votes entitled to be cast by all of our common stockholders, subject to any voting rights granted to any of the holders of our preferred stock. Except as the law may otherwise provide, and subject to any voting rights granted to holders of our preferred stock, amendments to our certificate of incorporation generally must be approved by a majority of our common stockholders.

    Holders of our common stock will share in an equal amount per share in any dividend declared by our board of directors, subject to any preferential rights of any of our outstanding preferred stock.

    On our liquidation, dissolution or winding up, after payment in full of any amounts we must pay to any creditors and any holders of our preferred stock, all of our common stockholders are entitled to share ratably in any assets available for distribution to our common stockholders.

    No shares of our Class A common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock.

    The transfer agent and registrar for our common stock is The Bank of New
York.

    Our Class A common stock trades on the New York Stock Exchange under the symbol "TSG." We will list any shares of our Class A common stock sold under this prospectus supplement on the New York Stock Exchange.

    The following provisions in our charter or bylaws may make a takeover of our company more difficult:

    - our charter and bylaws provide for a classified board of directors, and generally that any vacancies on the board will be filled only by the affirmative vote of a majority of our remaining directors, even if less than a quorum;

    - our charter and bylaws provide that our directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of our stock entitled to vote generally in the election of directors;

    - our charter generally provides that stockholder action can be taken only at an annual or special meeting of our stockholders and may not be taken by written consent in place of a meeting;

    - our charter and bylaws generally provide that special meetings of our stockholders can be called only by our board of directors, and that the business conducted at any special meeting of our stockholders is limited to the business set forth in the notice of meeting provided to stockholders;

    - our bylaws establish an advance notice procedure for our stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of our stockholders;

    - our bylaws generally provide that the business that may be conducted at an annual meeting is limited to business that has been brought before the meeting by, or at the direction of, our chairman of the board or our board of directors or by a stockholder who has given timely written notice of that stockholder's intention to bring that business before the meeting;

    - our charter and bylaws require that any amendment to the provisions of our bylaws or to certain provisions of our charter, including those provisions discussed above, must be approved by the holders of at least 80% of the then outstanding shares of our stock entitled to vote generally in the election of directors; and

    - our charter and bylaws provide that our board of directors may amend our bylaws.

    These provisions may delay stockholder actions with respect to business combinations and the election of new members to our board of directors. As such, the provisions could discourage open market purchases of our common stock because a stockholder who desires to participate in a business combination or elect a new director may consider them disadvantageous. Additionally, the issuance of preferred stock could delay or prevent a change of control or other corporate action.

    As a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" from engaging in a "business combination" with us for three years following the date that person became an interested stockholder, unless:

    - before that person became an interested stockholder, our board of directors approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination;

    - upon completion of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding stock held by persons who are both directors and officers of our corporation or by specified employee stock plans; or

    - on or following the date on which that person became an interested stockholder, the business combination is approved by our board of directors and authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of our outstanding voting stock excluding shares held by the interested stockholder.

An "interested stockholder" is generally a person owning 15% or more of our outstanding voting stock. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Although our stockholders may elect to exclude our company from the restrictions imposed by Section 203 of the DGGL, our certificate of incorporation does not currently exclude us from those restrictions.

                                 CAPITALIZATION

    The following table sets forth our debt and equity capitalization as of December 31, 2001:

    - on an actual basis, and

    - on an adjusted basis, which gives effect to the sale of 8,000,000 shares in this offering at an assumed public offering price of $45.20, after deducting the underwriting discount and commissions and estimated offering expenses.

    The "As Adjusted" column does not include the payment of the purchase price of approximately $43 million for Site59, the effects of the payment of the total amount of cash, estimated to be $481 million, required to purchase all of the outstanding shares of Travelocity common stock, other than those we already own, in the tender offer and the related merger and related fees and expenses. This includes shares issuable upon exercise of options with an exercise price of less than $28.00. See "Summary--Recent Developments." In addition, the "As Adjusted" column does not include 13,056,465 shares reserved for issuance under outstanding options, shares that may be reserved for issuance in connection with our assumption of outstanding options to acquire Travelocity common stock if we successfully complete the Travelocity tender offer and the related merger and up to 1,200,000 shares of our Class A common stock issuable upon exercise of the underwriters' overallotment option.

    You should read this table in conjunction with our selected consolidated financial data presented elsewhere in this prospectus supplement along with our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement.

                                                                 DECEMBER 31, 2001
                                                              ------------------------
                                                                ACTUAL     AS ADJUSTED
                                                              ----------   -----------
                                                                   (IN THOUSANDS)
Cash and marketable securities..............................  $  666,887   $1,011,303
                                                              ==========   ==========
Short term debt.............................................  $       --   $       --
                                                              ----------   ----------
Long-term debt:
  Revolving credit facility.................................          --           --
  7.35% Notes due 2011......................................     400,375      400,375
                                                              ----------   ----------
    Total long-term debt....................................     400,375      400,375
Stockholders' equity:
  Preferred stock: $0.01 par value; 20,000 shares
    authorized; no shares issued............................          --           --
  Class A common stock: $0.01 par value; 250,000 shares
    authorized;
    133,527 shares issued, actual,
    141,527 shares issued, as adjusted......................       1,351        1,431
  Additional paid-in capital................................     818,742    1,163,078
  Retained earnings.........................................     227,986      227,986
  Accumulated other comprehensive income....................       3,176        3,176
  Less treasury stock at cost; 384 shares...................      (9,479)      (9,479)
                                                              ----------   ----------
    Total stockholders' equity..............................   1,041,776    1,386,192
                                                              ----------   ----------
Total capitalization........................................  $1,442,151   $1,786,567
                                                              ==========   ==========

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following table presents our historical financial data. You should read the selected consolidated financial data presented below in conjunction with the consolidated financial statements, the respective notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this prospectus supplement. Effective
July 1, 2001, we completed the sale of our information technology infrastructure outsourcing business to Electronic Data Systems Corporation, or EDS. The results of operations of our information technology infrastructure outsourcing business have been presented as a discontinued operation for the years ended
December 31, 2001, 2000, 1999 and 1998. See Note 2 of the Consolidated Financial Statements included in our Annual Report for the year ended December 31, 2001, which is incorporated by reference to this prospectus supplement. During 2001, we completed the acquisitions of Sabre Pacific and David R. Bornemann Associates, Inc. During 2000, we acquired Preview Travel; Gradient Solutions Limited; GetThere, Inc. and a 51% ownership interest in Dillon Communication Systems GmbH. Those acquisitions affect the comparability of the data presented. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" presented elsewhere in this prospectus supplement and Note 5 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference to this prospectus supplement, for further information regarding these acquisitions and their impact on our financial condition and results of operations.

                                                                            YEAR ENDED DECEMBER 31,
                                                              ----------------------------------------------------
                                                              2001(1)      2000       1999       1998     1997(2)
                                                              --------   --------   --------   --------   --------
                                                                      (IN MILLIONS, EXCEPT PER SHARE DATA
                                                                        AND OTHER DATA WHERE INDICATED)
INCOME STATEMENT DATA(2)(3)(4):
Revenues....................................................  $2,103.1   $1,940.7   $1,699.0   $1,560.9   $1,788.4
Operating expenses, excluding amortization of goodwill and
  intangible assets.........................................   1,834.3    1,658.5    1,393.5    1,264.7    1,475.8
Amortization of goodwill and intangible assets(4)...........     277.5      109.4         --         --         --
                                                              --------   --------   --------   --------   --------
Operating income (loss).....................................      (8.7)     172.8      305.5      296.2      312.6
Other income (expense), net.................................      20.2      (13.9)     155.4       21.1       11.0
Minority interests..........................................      22.5       30.7         --         --         --
                                                              --------   --------   --------   --------   --------
Income from continuing operations before income taxes.......      34.0      189.6      460.9      317.3      323.6
Income taxes................................................      81.0       93.5      170.4      115.4      123.7
                                                              --------   --------   --------   --------   --------
Income (loss) from continuing operations....................     (47.0)      96.1      290.5      201.9      199.9
Income from discontinued operations, net(2)(5)..............      75.1       48.0       41.4       30.0         --
Cumulative effect of accounting change, net(6)..............       3.1         --         --         --         --
                                                              --------   --------   --------   --------   --------
Net earnings................................................  $   31.2   $  144.1   $  331.9   $  231.9   $  199.9
                                                              ========   ========   ========   ========   ========
Earnings (loss) per common share--basic:
  Income (loss) from continuing operations(2)...............  $  (. 35)  $    .74   $   2.24   $   1.55   $     --
  Income from discontinued operations, net(2)(5)............       .57        .37        .32        .23         --
  Cumulative effect of accounting change, net(6)............       .02         --         --         --         --
                                                              --------   --------   --------   --------   --------
Net income..................................................  $    .24   $   1.11   $   2.56   $   1.78   $   1.53
                                                              ========   ========   ========   ========   ========
Earnings (loss) per common share--diluted:
  Income (loss) from continuing operations(2)...............  $   (.35)  $    .74   $   2.22   $   1.55   $     --
  Income from discontinued operations, net(2)(5)............       .57        .37        .32        .23         --
  Cumulative effect of accounting change, net(6)............       .02         --         --         --         --
                                                              --------   --------   --------   --------   --------
Net income..................................................  $    .24   $   1.11   $   2.54   $   1.78   $   1.53
                                                              ========   ========   ========   ========   ========
BALANCE SHEET DATA (at end of period)(2):
Current assets..............................................  $1,092.2   $  693.0   $  976.4   $  944.4   $  877.6
Goodwill and intangible assets, net.........................     664.3      891.5         --         --         --
Total assets................................................   2,376.0    2,650.4    1,951.2    1,926.8    1,504.0
Current liabilities.........................................     564.5    1,266.4      525.1      400.8      311.5
Long-term notes payable.....................................     400.4      149.0         --      317.9      317.9
Minority interests..........................................     219.7      239.5         --         --         --
Stockholders' equity........................................   1,041.8      791.0    1,262.0      953.7      757.3

                                                                              YEAR ENDED DECEMBER 31,
                                                              -------------------------------------------------------
                                                                2001          2000       1999       1998     1997(2)
                                                              --------      --------   --------   --------   --------
                                                                        (IN MILLIONS, EXCEPT PER SHARE DATA
                                                                          AND OTHER DATA WHERE INDICATED)
OTHER DATA(2):
Direct reservations booked using the SABRE system(7)........      372           394        370        358        360
Total reservations processed using the SABRE system(8)......      431           467        439        409        372
EBITDA(9)...................................................   $402.7        $475.5     $480.6     $455.5     $497.8
Ratio of earnings to fixed charges(10)......................     0.97          4.47      23.58      15.41      10.48
Cash flows from operating activities(2).....................   $410.2        $310.8     $495.4     $450.8     $372.8
Capital expenditures(2).....................................   $158.4        $190.1     $168.0     $320.0     $218.1

    The following table sets forth selected financial metrics that exclude certain special items that are summarized below for the years ended
December 31, 2001 and 2000. This presentation is consistent with the manner in which management assesses the operating performance of our business.

                                                                2001       2000
                                                              --------   --------
Operating income before special items(11)(12)...............   $314.0     $308.2
                                                               ======     ======
Income from continuing operations before special
  items(11)(12).............................................   $184.5     $194.5
                                                               ======     ======
Net earnings before special items(11)(12)...................   $231.8     $256.7
                                                               ======     ======
Earnings per common share before special
  items--diluted(11)(12)
  Income from continuing operations before special items....   $ 1.37     $ 1.50
  Income from discontinued operations, net before special
    items...................................................      .35        .48
                                                               ------     ------
  Net earnings before special items.........................   $ 1.72     $ 1.98
                                                               ======     ======

------------------------

 (1) Our results of operations for the year ended December 31, 2001 were negatively affected by a significant reduction in travel following the September 11, 2001 terrorist attacks on New York and Washington. While it is difficult to quantify the amount of revenue lost as a direct result of the attacks, we believe a reasonable estimate is $200 million. We undertook certain initiatives to aid our customers following the attacks, which negatively impacted our results by approximately $16 million during 2001. See Note 6 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement.

 (2) Effective on July 1, 2001, we completed the sale of our information technology infrastructure outsourcing business, and also entered into agreements with EDS for (a) EDS to manage our information technology systems for 10 years, and (b) EDS and us to market jointly certain information technology services and software solutions to the travel and transportation industries. See Note 2 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement. The results of operations of the information technology infrastructure outsourcing business have been reclassified and presented as income from discontinued operations, net, for 2001, 2000, 1999 and 1998. Results of operations for 1997 have not been reclassified for discontinued operations due to changes in our organizational structure beginning in 1998 which limit our ability to accurately reclassify the results of operations for 1997 to present the information technology infrastructure outsourcing business as a discontinued operation. Balance sheet and cash flow data have not been revised for the effects of our sale of our outsourcing business.

 (3) We have significant transactions with AMR and American Airlines. The terms of many of the agreements with AMR and its affiliates were revised in connection with AMR's divestiture of its entire ownership interest in us in the first quarter of 2000. See Note 8 to the Consolidated

     Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement.

 (4) 2001 and 2000 results of operations were impacted by our merger and acquisition activities and the related goodwill amortization expense associated with those transactions. See Note 5 to the Consolidated Financial Statements and Management's Discussion and Analysis of Financial Condition and Results of Operations included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement, for additional information regarding mergers and acquisitions and the impact on our financial condition and results of operations.

 (5) Income from discontinued operations for the year ended December 31, 2001 includes a gain of approximately $39 million, net of related income taxes of approximately $25 million, recognized upon completion of the sale of our outsourcing business to EDS effective July 1, 2001.

 (6) On January 1, 2001 we adopted Statement of Financial Accounting Standards No. 133, "ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES." See Note 7 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement.

 (7) Computer reservation system reservations for which we collect a booking fee.

 (8) Includes direct reservations plus reservations processed by joint venture partners using the SABRE system.

 (9) Earnings before interest, taxes, depreciation and amortization, or EBITDA, from continuing operations consists of the sum of income from continuing operations before provision for income taxes, net interest expense, depreciation and amortization and other income (expense), net. EBITDA is not a measure of income or cash flows in accordance with generally accepted accounting principles. EBITDA may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered in isolation or as a substitute for net income, operating cash flow or any other measure of financial performance prepared in accordance with generally accepted accounting principles or as a measure of our profitability or liquidity. EBITDA margin is calculated by dividing EBITDA by revenues from continuing operations for the applicable period.

 (10) For purposes of computing the ratio of earnings to fixed charges, earnings consist of the sum of income from continuing operations before income taxes and the cumulative effect of change in accounting method, interest expense, and the portion of rent expense deemed to represent interest. Fixed charges consist of interest incurred, whether expensed or capitalized, including amortization of debt issuance costs, if applicable, and the portion of rent expense deemed to represent interest. Earnings for the year ended December 31, 2001 were inadequate to cover fixed charges by $1.3 million.

 (11) Special items excluded from 2001 operating income are $288.5 million, or $237.3 million net of tax and minority interests, in amortization expense associated with goodwill and other intangibles, as well as stock compensation, arising from the merger of Travelocity.com Inc. and Preview Travel Inc., the acquisition of a 51 percent interest in Dillion Communication Systems GmbH, the acquisitions of Gradient Solutions Limited, GetThere Inc. and Sabre Pacific; severance expense of
      $28.2 million, $17.5 million net of tax; and a write-off of software licenses of $6.0 million, or $3.7 million net of tax. In addition to the items listed above, net earnings and earnings per share before special items exclude a $47.3 million gain, or $29.2 million net of tax, as a result of the sale of shares in France Telecom; a loss of $3.2 million, or $2.3 million net of tax, related to the sale of Hotel Reservation Network warrants; amortization expense of $17.7 million, or $10.9 million net of tax, related to the accounting treatment of options granted to US Airways; a gain of $62.8 million, or $38.8 million net of tax, on the sale of the infrastructure outsourcing business to EDS and a gain of $3.1 million, net of tax and minority interests, for a cumulative effect of change in accounting principle.

 (12) Special items excluded from 2000 operating income are $114.7 million, or $85.9 million net of tax and minority interests, in amortization expense associated with goodwill and other intangibles, as well as stock compensation, arising from the merger of Travelocity.com Inc. and Preview Travel Inc., the acquisition of a 51 percent interest in Dillion Communication Systems GmbH, and the acquisitions of Gradient Solutions Limited and GetThere Inc.; expenses of $12.5 million, or $7.5 million net of tax, associated with the spinoff from AMR; and severance expense of $8.2 million, or $5.0 million net of tax. In addition to the items listed above, net earnings and earnings per share before special items excluded expenses of $12.2 million, or $7.5 million net of tax, related to the accounting treatment of options granted to US Airways and severance expense related to discontinued operations of $10.8 million, or $6.7 million net of tax.

                                    BUSINESS

    We are a world leader in the marketing and distribution of travel through our SABRE(1) computer reservations system. In addition, we are a leading provider of software solutions to the travel and transportation industries.

    Sabre Holdings Corporation is a holding company incorporated in Delaware on June 25, 1996. Pursuant to a reorganization consummated on July 2, 1996, we became the successor to the businesses of The Sabre Group which were formerly operated as divisions or subsidiaries of AMR or American Airlines. On
October 17, 1996, we completed an initial public offering of 23,230,000 shares of our Class A common stock, par value $.01 per share, representing approximately 17.8% of the economic interest of our outstanding common equity. On March 15, 2000, AMR distributed its entire ownership stake in our company to its shareholders. Effective July 1, 2001, we completed the sale of our information technology infrastructure business to Electronic Data Systems Corporation, or EDS.

    We operate through four business segments: Travel Marketing and Distribution, Travelocity, GetThere, and the Airline Solutions and Emerging Businesses. As of the date of this prospectus supplement, we own an approximate 70% economic interest in Travelocity, with the remaining amount subject to the tender offer discussed in "Summary-- Recent Developments--Travelocity Tender Offer." The Travel Marketing and Distribution segment distributes travel services to subscribers such as travel agencies. Through our global distribution system, subscribers can access information about and book reservations with airlines and other providers of travel and travel-related products and services. The Travelocity segment distributes travel services to individual consumers. Through the Travelocity.com Web site, individual consumers can compare prices, make travel reservations and obtain destination information online. GetThere distributes travel services online directly to businesses. GetThere operates one of the world's largest Internet marketplaces focused on corporate online travel services and powers online travel sites for leading airlines. The Airline Solutions and Emerging Businesses segment primarily provides software development and consulting solutions and other products and services to airlines and other travel providers. In 2001, we estimate that air travel, as represented by the number of airline bookings, was distributed in North America across the various channels served by these four business segments as follows: traditional travel agency--49%; online consumer--9%; online corporate--1%; and supplier direct--41%. Each of these segments is discussed in greater detail below.

TRAVEL MARKETING AND DISTRIBUTION

    The SABRE system and other global distribution systems are the principal means of air travel distribution in the United States and in many international regions. Through the SABRE system, subscribers, such as travel agencies, corporate travel departments and individual consumers, can access information about and book reservations with our associates, which are airlines, car rental companies, hotel companies, railroads, tour operators, ferry companies and cruise lines. As of December 31, 2001, travel agencies with approximately 66,000 locations in over 112 countries on six continents subscribed to the SABRE system, which enabled these subscribers to make reservations with approximately 405 airlines, 52 car rental companies, 229 tour operators, 9 cruise lines, 10 railroads and 244 hotel companies covering approximately 53,000 hotel properties worldwide.

    During 2001, more airline bookings in North America were made through the SABRE system than through any other global distribution system. We estimate that in 2001 our share of airline bookings in North America made through the four major global distribution systems by traditional travel agencies

------------------------

(1) Sabre, Direct Connect, eVoya, Turbo Sabre, Sabre Business Travel Solutions, Planet Sabre, Travelocity.com and Travelocity are registered marks, and Airmax, Airflite, Basic Booking Request, eMergo, GetThere, Sabre Net Platform, DirectAirline, DirectCorporate, and DirectMidMarket are trademarks and/or service marks of an affiliate of Sabre Inc. All other names are trade names, trademarks and/or service marks of their respective owners.

was 48%. Approximately 77.5%, 82.5% and 84.7% of our revenue from continuing operations in 2001, 2000, and 1999, respectively, was generated by the marketing and distribution of travel, primarily through booking fees paid by associates.

    THE SABRE GLOBAL DISTRIBUTION SYSTEM

    The SABRE system, like other global distribution systems, creates an electronic marketplace where travel providers display information about their products and warehouse and manage inventory. Subscribers, principally travel agencies but also corporate travel departments and individual consumers, via Travelocity.com and other online agencies that subscribe to SABRE, access information and purchase travel products and services using the SABRE system. In 2001, over 930 associates displayed information about their products and services through the SABRE system, and we estimate that more than $67 billion of travel-related products and services were sold through the SABRE system.

    In addition to providing information to subscribers about airlines and other travel-related vendors, the SABRE system reports to the travel providers transaction data about subscriber-generated reservations, allowing vendors to manage better inventory and revenues. The SABRE system also allows travel agency subscribers to print airline tickets, boarding passes and itineraries. Additionally, the SABRE system provides subscribers with travel information on matters such as currency, medical and visa requirements, weather and sightseeing. By accessing the SABRE system, a subscriber can, from a single source, obtain schedules, availability and pricing information from multiple travel providers for complex travel itineraries.

    ASSOCIATE PARTICIPATION

    We derive our travel marketing and distribution revenues primarily from booking fees paid by associates for reservations made through the SABRE system for their products and services. In addition to airlines, associates include car rental companies, hotel companies, railroads, tour operators, ferry companies and cruise lines.

    Airlines and other associates can display, warehouse, manage and sell their inventory in the SABRE system. The booking fee paid by an associate depends upon several factors, including the associate's level of participation in the SABRE system and the type of products or services provided by the associate. Airlines are offered a wide range of participation levels. The lowest level of participation for airlines, the SABRE BASIC BOOKING REQUEST participation level, provides schedules and electronic booking functionality only. Higher levels of participation for airlines, such as the SABRE DIRECT CONNECT AVAILABILITY participation level, provide greater levels of communication with the SABRE system, giving subscribers more detailed information and associates improved inventory management. For an associate selecting one of the higher levels of participation, the SABRE system provides subscribers with a direct connection to the associate's internal reservation system, allowing the SABRE system to provide real-time information and allowing the associate to optimize revenue for each flight. Car rental companies and hotel operators are provided with similar levels of participation from which to select. We also provide associates, upon request, marketing data in the form of anonymous, aggregated data from which all personal information has been deleted. This marketing data is derived from the SABRE system bookings and is provided for fees that vary depending on the amount and type of information provided.

    SUBSCRIBER ACCESS

    Access to the SABRE system enables subscribers to locate, price, compare and purchase electronically travel products and services provided by associates. We tailor the interface and functionality of the SABRE system to the needs of our different types of subscribers. Marketing is targeted to travel agencies, travel suppliers, corporations and individual consumers.

    We provide travel agents with the hardware, software, technical support and other services needed to use the SABRE system, in return for fees that typically vary inversely with the travel agency's productivity, as measured by the number of bookings generated. Such fees are payable over the term of the travel agent's agreement with us, generally five years in the United States and Latin America, three years in Canada, and one year in Europe.

    Because travel agencies have differing needs, we have modified the SABRE system interface to meet the specific needs of different categories of travel agents. For example, we developed TURBO SABRE software, an advanced point-of-sale interface and application development tool that enables advanced functionality such as customized screens, automated quality control, database integration, and eliminates complex commands, reducing keystrokes and training requirements. In addition, we offer SABRE EVOYA WEBTOP, a web-based travel agency portal combining the breadth of the Internet with the power of the SABRE system. It provides access to our traditional format-based booking tool, as well as Web-based booking tools for cruises, restaurants, ground transportation, theatres, local events and theme parks.

    We provide online booking solutions to serve the specific online needs of travel agencies and associate customers, including Web site development, business logic middleware, and backend processing. The end consumer accesses the agency- and associate-specific Web sites via the Internet to locate, price, compare and purchase travel products and services. Travel agent and associate product offerings range from off-the-shelf applications to fully customized solutions. License, consulting, and Web hosting fees are recovered from the subscribers and vary with the level of customization and volume generated by the site. We currently provide Web hosting services for over 1,000 sites.

    The SABRE system interfaces are available in English, Spanish, Portuguese, French, German, Italian and Japanese. In addition, we offer travel agencies back-office accounting systems and further support travel agencies by offering a simplified method to develop and place their own marketing presence on the Internet.

    Our global share of all airline bookings made through the four global distribution systems, SABRE, Galileo, Amadeus and Worldspan, by region in 2001 was:

                                                                  SABRE SHARE
REGION                                                        OF AIRLINE BOOKINGS
------                                                        -------------------
North America...............................................          48%
Latin America...............................................          50%
Asia/Pacific................................................          57%
Europe, Middle East and Africa..............................          14%

TRAVELOCITY

    As of the date of this prospectus supplement, we own an approximate 70% economic interest in Travelocity.com Inc., a leading provider of online travel services to consumers. Travelocity operates Travelocity.com and other Web sites, which have approximately 32 million registered members, the highest in its industry. Based upon gross travel bookings of $3.1 billion in 2001, Travelocity is the sixth-largest travel agency in North America. In the fourth quarter of 2001, we estimate that Sabre's share of the airline bookings in North America made through the four major global distribution systems in the online consumer distribution channel was 40%.

    Through Travelocity's Web sites and certain co-branded sites operated in conjunction with other Web sites, individual leisure and business travelers can compare prices, make travel reservations online and obtain destination information. Travelocity's Web sites are accessible through the Internet and computer online services such as AOL. They feature booking and purchase capability for airlines, car

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rental agencies, hotel companies and cruise and vacation providers, and offer access to a database of information regarding specific destinations and other information of interest to travelers.

    In addition to Travelocity's main U.S. Web site, it operates multiple Web sites tailored to customers in the United Kingdom, Canada and Germany. Travelocity is the exclusive provider of travel booking services for various America Online, Inc. services, including AOL, AOL.com, Netscape, CompuServe and Digital City in the United States and Canada. Travelocity is also an exclusive provider of some of the travel booking services on Web sites operated by Yahoo!, Inc. in the United States and Canada. In 2001, Travelocity and Otto Freizeit und Touristik GmbH, a global leader in direct marketing and Europe's leading direct marketing firm, consummated plans to launch Travelocity Europe, a new multi-channel travel company, making Travelocity Europe one of the leading European online agencies. Finally, Travelocity also launched TRAVELOCITY.CA EN FRANCAIS for its Canadian customers, providing the most comprehensive French and English language online planning and buying choices across air, car, hotel, rail, and vacation travels.

    Travelocity receives booking fees and commissions from travel providers for purchases of their travel products and services pursuant to reservations made through Travelocity's Web sites. In addition, Travelocity receives advertising revenues from the delivery of advertising impressions on Travelocity's Web sites.

    Travelocity was incorporated on September 30, 1999 as our wholly-owned indirect subsidiary. In 2000, we merged Travelocity with Preview Travel, Inc., an independent publicly-traded company engaged in consumer direct travel distribution over the Internet. Shares of stock of Travelocity, the surviving entity, now trade under the symbol "TVLY" on the NASDAQ National Market. On March 5, 2002, we commenced a tender offer for the publicly traded shares of common stock of Travelocity as discussed in "Summary--Recent Developments--Travelocity Tender Offer." Investors, Travelocity stockholders and other interested parties are urged to read the tender offer documents that we filed and will file with the SEC because they contain and will contain important information about the tender offer. Investors will be able to receive such documents free of charge at the SEC's website, WWW.SEC.GOV, or by contacting Investor Relations at Sabre at 3150 Sabre Drive, Southlake, Texas 76092.

GETTHERE

    GetThere provides Web-based travel booking systems designed for corporate travelers, travel arrangers and travel managers. Through our GetThere system, corporations provide employees with a convenient way to make travel and meeting reservations via their company intranet, while significantly reducing costs to the corporation by enabling lower service fees, better policy adherence, and providing lower average ticket prices and real-time data on spending. Many corporations save more than 20 percent on travel costs, often representing millions of dollars in bottom-line savings. Through major agency and supplier partners, GetThere is delivering sophisticated corporate travel features to small and medium-sized companies that make up a significant percentage of the industry's business travel expenditures. As of December 31, 2001 more than 800 large corporations, including over half of the Fortune 200, use GetThere technology. In 2001, we estimate that GetThere's share of airline bookings in North America made through the four global distribution systems in the online corporate distribution channel was 71%.

    GetThere also enables trip reservations on airline Web sites, providing value to travelers while reducing the suppliers' cost of selling tickets. Suppliers can also incorporate value-added services to promote loyalty, such as complete air, car and hotel reservations, awards programs and redemption, and flight status alerts and information. GetThere provides Web-based booking systems to major airlines including Alitalia, All Nippon Airways, British Airways, Cathay Pacific and United Airlines.

    We receive fees for transactions booked through GetThere's travel booking systems and also recognize revenues for certain up-front fees, such as implementation, franchise, and license fees over the term of the related contract.

AIRLINE SOLUTIONS AND EMERGING BUSINESSES

    SOFTWARE DEVELOPMENT, SALES AND LICENSING. Our suite of software products provides industry-specific applications that help airlines and other travel providers streamline their operations, improve workflow, and raise productivity. Some of the most popular products support planning and scheduling, flight operations, pricing and revenue management, crew management, cargo tracking, passenger systems and frequent flyer programs. We currently provide both custom and off the shelf software solutions to more than 145 airlines.

    We began expanding our existing software products and solutions in 2000 by launching SABRE EMERGO Web-enabled solutions, a new application service provider offering that simplifies delivery options and positions us for growth into new market segments. We are in the process of integrating over 25 products into the eMergo environment. The offering allows carriers access to our leading technological solutions that feature delivery through shorter implementations, 24-hour data center support, and fewer complications than running an internal system. Most products offered within EMERGO are Web-enabled and provide users with secure access for a pre-defined, usage-based fee.

    RESERVATIONS HOSTING. We are a leading provider of airline reservations hosting services. These services involve maintaining and storing an airline's schedules, fares and inventory on our central computer systems for the primary purpose of creating reservations for the airline's customers. These services also support airport check-in, ticketing, car and hotel reservations and the airline's frequent flyer program. The reservations hosting services allow our airline clients to support and expand upon these fundamental airline functions. In addition, we have designed our reservations hosting services to easily integrate with many of our other software solutions so that airline customers using our reservations hosting services can readily access the benefits offered by these other solutions. Each hosted airline has a unique and secured partition that contains data and reservations for that airline. We currently provide reservations hosting services to over 60 airlines worldwide, boarding over 300 million passengers annually. In 2001, we estimate that our share of airline bookings in North America made through the supplier direct distribution channel was 39%.

    CONSULTING SERVICES. Our consulting services assist businesses in the travel and transportation industries in collecting and analyzing operational and aggregated customer data in order to improve internal operations and product distribution in the marketplace. These services enable airlines, airports and other travel-related businesses to improve operations and optimally distribute their fares, schedules and inventories through all available channels with a special emphasis on distribution through computer reservations and global distribution systems. We offer consulting services covering several areas related to the airline and travel industries, including revenue management, distribution strategy, maintenance and engineering, electronic business solutions, crew contract negotiations, network profitability and airline start-up assistance.

    We distribute our software solutions and consulting services through a sales and marketing organization that spans four continents, with primary sales offices in Dallas, London, Hong Kong and Sydney. We also maintain agency relationships to support sales efforts in key markets, including India, China and the Middle East.

INTERNATIONAL MARKETING

    We are actively involved in marketing the SABRE system internationally either directly or through joint venture or distributorship arrangements. Our global marketing partners principally include foreign

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airlines that have strong relationships with travel agents in such airlines'
primary markets and entities that operate smaller global distribution systems or other travel-related network services.

    We have long-term agreements with ABACUS International Holdings Ltd. which created ABACUS International Ltd, a Singapore-based joint venture company that manages travel distribution in the Asia/Pacific region. As of the date of this prospectus supplement, we own 35% of the joint venture and provide it with transaction processing and product development services on the SABRE system. We also provide distribution products and services to Infini and Axess, Japan's two largest global distribution system travel agency marketing companies. As of the date of this prospectus supplement, Infini is owned 35% by ABACUS and 65% by All Nippon Airways. As of the date of this prospectus supplement, Axess is owned 25% by us and 75% by Japan Airlines.

COMPETITION

    Although distribution through traditional travel agents continues to be the primary method of travel distribution, new channels of direct online distribution to businesses and consumers are developing rapidly. The adoption of these tools is currently quite low, but it is growing quickly. We believe that our products and services offered through GetThere and Travelocity are well positioned to effectively compete in these emerging distribution channels.

    The global market to attract and retain agency subscribers is intensely competitive. Factors affecting competitive success of global distribution systems include depth and breadth of information, ease of use, reliability, service and incentives to travel agents and range of products available to travel providers, travel agents and consumers. We compete in travel marketing and distribution primarily against other large and well-established global distribution systems. Our principal competitors in marketing to travel agents include Amadeus Global Travel Distribution SA, Galileo International Inc. and Worldspan, L.P. Each of these competitors offers many products and services substantially similar to ours.

    We potentially face many new competitors as new travel distribution channels develop, including new Internet based online corporate and online consumer channels. Many of these channels will continue to require services from a global distribution system such as the SABRE system. We have and will continue to offer transaction processing and other services to parties that compete directly with the Travelocity.com Web site and GetThere as such parties require access to our offerings. For example, we provide transaction processing services to Cheaptickets.com, and Lowestfare.com and Hotwire.com even though they directly compete against Travelocity. For the provision of these services, we receive booking fees for bookings made through these and other travel-related Web sites.

    We market the SABRE system to corporations through GetThere. The market for Internet-based travel procurement and supply services is relatively new, highly competitive and rapidly evolving. Our main competitors in the online corporate channel in marketing to corporations include providers of online travel products and services, such as Amadeus Global Travel Distribution SA and Amadeus' E-Travel, Galileo's Highwire and Datalex PLC; and online providers of indirect goods and services including Ariba and Commerce One.

    We offer our online consumer channel primarily through the Travelocity.com Web site. The main competitors of the Travelocity.com Web site in marketing to consumers include Orbitz, which is owned primarily by several U.S. airlines, Expedia, which is owned primarily by USA Networks, Inc., Priceline.com, Hotwire.com, Cheaptickets.com and Lowestfare.com. Increasingly, many travel suppliers are developing their own Web sites, some of which offer an array of products and services that directly target consumers. Various major airlines have recently launched or announced their intention to launch Internet Web sites in the United States, Europe and Asia to provide booking services for airline travel, hotel accommodations and other travel services offered by multiple vendors. Several hotels have announced plans for similar multi-vendor Web sites. Some owners of these sites do, or appear to have the intention to, make certain discounted fares and prices available exclusively on their proprietary or multi-vendor Web sites. To that end, Orbitz has included "most favored distributor" and exclusivity provisions in its airline participation contracts. Orbitz is currently being investigated by the U.S. Department of Transportation and the U.S. Department of Justice. The U.S. Department of Transportation is also conducting a rulemaking proceeding in which one of the central issues is whether Orbitz should be subject to the same sorts of regulations as have long applied to airline-owned or airline-marketed computer reservations systems used by travel agencies.

    The Attorneys General of 20 U.S. states and the Commonwealth of Puerto Rico have filed comments with both the U.S. Department of Transportation and the U.S. Department of Justice expressing their serious concerns about the impact that Orbitz might have on competition. The Senate Antitrust Subcommittee has written to the U.S. Department of Justice and the Federal Trade Commission calling for an investigation of Orbitz. In those proceedings, a number of parties--including the Association of Retail Travel Agents, the American Society of Travel Agents, Southwest Airlines, the Consumer Federation and us--have either sought to have conditions imposed on the manner in which Orbitz may operate or to have it prohibited outright. Congress has recently passed legislation requiring the U.S. Department of Transportation to report on the competitive impact of Orbitz and whether it is being used to distort competition. On March 12, 2002, the U.S. Department of Transportation requested that Orbitz provide confidential documents pertaining to its business plans and contracts to determine whether the terms of participation in Orbitz are unreasonably restricting competition in the airline and airline distribution businesses. The agency's request also extended to the airlines that own Orbitz, its business partners and several competitors. We have sought the imposition of conditions that will safeguard fair competition in this sphere. We are unable to say when any of these proceedings might conclude or what the final outcome may be.

    Opodo is a multi-airline owned travel distribution Web site in Europe. The European Commission has given tentative approval for Opodo to operate in the European Union. In an effort to gain final approval, Opodo and its owner carriers have proposed conditions limiting the use of most favored distributor clauses and exclusivity provisions, and have proposed to be bound by provisions of the European Commission Computer Reservation System Code of Conduct that require equal access to fare content. We have commented on the proposal and have asked the European Commission to strengthen and clarify language regarding equal access to content. We are unable to say when this process will be complete or what the final outcome will be.

COMPUTER RESERVATION SYSTEM INDUSTRY REGULATION

    Our travel marketing and distribution business is subject to regulation in the United States, the European Union, Canada and Peru. These regulations generally address the relationships among computer reservation systems, airline associates, and travel agency subscribers. Generally, these regulations do not address relationships with non-airline associates. The regulations in the European Union, however, do include rail associates in some circumstances. In general, these regulations are directed at ensuring fair competition among travel providers. Among the principles addressed in the current regulations are:

    - unbiased computer reservation system displays of airline information,

    - fair treatment of airline associates by computer reservation systems,

    - equal participation by airlines in non airline-owned computer reservation systems, and

    - fair competition for subscribers.

    The computer reservation system regulations in the United States are currently under review. In addition, the Transportation Ministry of Peru adopted new computer reservation system regulations in

December 2001. We do not believe that the possible revisions to the United States regulations, or the adoption of regulations in Peru, will materially adversely affect our operations.

OTHER REGULATION

    We may be impacted by regulations affecting issues such as: exports of technology, telecommunications, data privacy and electronic commerce. Some portions of our business, such as our Internet-based travel marketing and distribution, may be affected if regulations are adopted in these areas. Any such regulations may vary among jurisdictions. We believe that we are capable of addressing these regulatory issues as they arise.

LEGAL PROCEEDINGS

    WORLDSPAN DISPUTE. On January 9, 1998, Worldspan LP, the former provider of computer reservation system services to ABACUS International Holdings, filed a lawsuit against us in the United States District Court for the Northern District of Georgia, Atlanta Division, seeking damages and an injunction, and alleging, among other things, that we interfered with Worldspan's relationship with ABACUS, violated the U.S. antitrust laws, and misappropriated Worldspan's confidential information. On March 30, 2001, the parties filed cross motions for summary judgment on certain claims and said motions were heard by the court on November 6, 2001. The court granted our motion for partial summary judgment dismissing Worldspan's state law claims, including alleged tortious interference and misappropriation of trade secrets. Worldspan has appealed the court's ruling. We believe that Worldspan's remaining claims are without merit and we are vigorously defending ourselves. Additionally, we are entitled to indemnification pursuant to the terms of the agreement with ABACUS. No trial date has been set.

    INDIA TAX ISSUE. In 1998, the Indian tax authority asserted that we have a taxable presence in India. In March 1999, we received a $30 million USD tax assessment, including interest, for the two years ending March 31, 1998. We challenged the assessment on the grounds that we do not have a taxable presence in India and, even if we do, the assessment is based on incorrect financial data. The United States government intervened on our behalf, and other U.S. companies currently facing similar tax-related issues with the Indian government, but was unable to reach agreement with the Indian government on our case. Additionally, we appealed the validity and amount of the assessment within the Indian tax authority. Although we did not prevail in our appeal based on the merits, a reassessment based on correct financial data was ordered by the tax authority. We are awaiting that redetermination. We continue to believe that the position of the Indian government is without merit and that we will ultimately prevail. We anticipate that we will appeal the case through judicial systems in India if an unfavorable ruling is obtained from the tax authority in India.

    NORTHWEST AIRLINES DISPUTE. On June 5, 2001, Northwest Airlines filed a lawsuit against us and our subsidiary, GetThere L.P., seeking 778,209 shares of our Class A common stock. This lawsuit was based on a 1999 agreement between Northwest and GetThere before we acquired GetThere. Under this agreement, Northwest could exercise a number of warrants to obtain GetThere stock if Northwest and GetThere entered into specified additional agreements and GetThere began processing transactions for Northwest's Web site. After our acquisition of GetThere, these warrants were converted into warrants to acquire our Class A common stock. We have entered into a settlement agreement with Northwest under which Northwest will dismiss the lawsuit against us. We do not believe that the settlement will have a material impact on our business, financial condition or results of operations.

    TRAVELOCITY SHAREHOLDER LITIGATION. We, Travelocity and the directors of Travelocity have been named as defendants in nine separate lawsuits brought by ten individual shareholders of Travelocity. These lawsuits were filed in the Delaware Court of Chancery in and for New Castle County on

February 19, 2002. An additional lawsuit was filed in the District Court of Tarrant County, Texas on February 21, 2002 naming Travelocity and specified directors of Travelocity as defendants. Another lawsuit was filed in the District Court of Tarrant County, Texas on February 25, 2002 naming Sabre and specified directors of Travelocity as defendants. The plaintiffs generally allege that our tender offer for the publicly-held shares of Travelocity is unfair to Travelocity's minority shareholders, that our tender offer price is inadequate, that we breached our fiduciary duties to Travelocity's minority shareholders, that we are engaged in unfair self-dealing and are not acting in good faith towards Travelocity's public stockholders, that the tender offer is a product of a conflict of interest between us and Travelocity's public stockholders and other related allegations. The plaintiffs generally seek class certification from the court, injunctive relief, unspecified damages, and other relief. On March 20, 2002, we and Travelocity signed a memorandum of understanding with the plaintiffs to settle all pending stockholder litigation relating to the tender offer. Under the terms of the memorandum, we have stated our intention to agree to an offer price of no less than $28.00 per share and not to object to an award of attorneys' fees and costs to counsel to the putative plaintiff class in an amount not to exceed $1.9 million. Under the terms of the memorandum, the plaintiffs have stated an intention to have all pending stockholder litigation settled and dismissed as to the plaintiffs and the putative plaintiff class. The settlement is subject to, among other things, the approval of the Delaware Court of Chancery.

INTELLECTUAL PROPERTY

    We use software, business processes and other proprietary information to carry out our business. These assets and related patents, copyrights, trade secrets, trademarks and intellectual property rights are significant assets of our business. We rely on a combination of patent, copyright, trade secret and trademark laws, confidentiality procedures and contractual provisions to protect these assets. We have implemented a program to seek patent protection on key technology and business processes of our business. Our software and related documentation are also protected under trade secret and copyright laws. The laws of some foreign jurisdictions may provide less protection than the laws of the United States for our proprietary rights. Unauthorized use of our intellectual property could have a material adverse effect on us, and there can be no assurance that our legal remedies would adequately compensate us for the damages to our business caused by such use.

EDS TRANSACTION

    On March 14, 2001, we entered into agreements with EDS which provide for:

    - the sale of our infrastructure outsourcing business and information technology infrastructure assets and associated real estate to EDS,

    - a 10-year contract with EDS to manage our information technology systems, and

    - agreements between Sabre and EDS to jointly market information technology services and software solutions to the travel and transportation industries.

    Effective on July 1, 2001, we completed the sale to EDS of our information technology infrastructure outsourcing business including outsourcing contracts, Web hosting contracts, and information technology infrastructure assets and related real estate to EDS for approximately $661 million in cash. We may receive aggregate additional payments from EDS for these assets of up to a total of $6 million on April 15, 2003 and 2004, depending on the amount of revenues received by EDS under an airline outsourcing contract included in the sale. We used the entire $661 million of the cash proceeds from the sale to reduce existing debt.

    The assets transferred included our: outsourcing contracts with American, US Airways, Gulf Air and Dollar/Thrifty Rent-A-Car; our data centers; and our network, desktop and mid-range computer systems. These assets were used for our outsourcing business and for transaction processing in our

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travel marketing and distribution segment, including the operation of the SABRE system. Approximately 4,000 of our employees, located mostly in the United States, were transitioned to employment with EDS upon closing of the transaction.

    We retained our core travel marketing and distribution business, including: the line of business related to contracts with travel suppliers and travel agency subscribers for participation in the SABRE system; our investment in the Travelocity consumer online business and GetThere corporate online booking business; and contracts with travel suppliers, travel agencies and online travel sites for Web site development and booking engine services. We plan to continue to focus our business on remaining the global leader in all channels of travel distribution.

    We also retained contracts and assets that are directly related to our core travel marketing and distribution business. Those include our reservations hosting business, which provides internal reservation systems for airline customers; contracts to provide software applications development, maintenance and licensing; our intellectual property assets, including our software applications portfolios; and the EMERGO suite of airline solutions.

PROPERTIES

    Our principal corporate executive headquarters offices are located in Southlake, Texas and consist of two newly constructed leased buildings and one previously constructed leased building. The initial term of the lease expires in 2004 with two one-year renewal periods, thereafter subject to certain lessor and lessee approvals. We also have an option to purchase these facilities prior to or upon expiration of the lease. Additionally, we lease office facilities in Westlake, Texas under leases expiring in 2003. We also lease office facilities in approximately 70 other locations worldwide.

    In connection with the sale of our outsourcing assets to EDS, we assigned nine facility leases to EDS. Four of the assigned facilities are located in Tulsa, Oklahoma and include our principal data center, a data tape archive facility, an operations center and a computer center. EDS also subleases a large office facility from us in Fort Worth, Texas in a sublease that will expire in 2011.

    The construction of a new data center facility in Tulsa, Oklahoma is near completion. We are currently negotiating to sell this data center when construction is completed. On January 31, 2002 we sold our previous headquarters office facility in Fort Worth, Texas to American Airlines for proceeds of approximately $80 million. A second small office facility in Fort Worth, Texas, which we own, is also actively being marketed at this time.

    Many of our travel agency and corporate subscribers connect to the SABRE system through leased access circuits. These leased access circuits, in turn, connect to the domestic and international data networks leased by us, such as those leased from Societe Internationale de Telecommunications Aeronautiques, which is owned by a consortium of airlines.

    We believe that our office facilities will be adequate for our immediate needs and could accommodate expansion. We also believe that our network access will be adequate for our immediate and foreseeable needs.

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                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SUMMARY

    During 2001, we generated revenue from continuing operations by providing Travel Marketing and Distribution services to travel agencies, corporate travel departments and travel suppliers using the SABRE system; to consumers using Travelocity's Web site and to businesses using GetThere products; from the development and marketing of airline solutions; and from products and services offered by emerging businesses. Approximately 77.5% of our revenue was generated from Travel Marketing and Distribution services, approximately 11.1% from Travelocity, 9.4% from Airline Solutions and Emerging Businesses and 2.0% from GetThere. Total revenues from continuing operations have grown at a compound annual growth rate of 10.4% for the three years ended December 31, 2001.

    Our revenue for 2001 was adversely affected by the terrorist attacks of September 11. Air travel in the United States was suspended for several days following the attacks. Once air travel resumed, we experienced significant decreases in booking volumes due to reduced travel in the United States, and, to a lesser degree, internationally. Travel bookings decreased dramatically from approximately a 65% decline in the days immediately following the attacks, as compared to the same period a year ago, but have increased since the attacks to end the year approximately 15% lower than the same period a year ago. While it is difficult to quantify the amount of revenue lost as a result of the attacks, we believe a reasonable estimate is $200 million.

    For the three years ended December 31, 2001, operating expenses from continuing operations have grown at a compound annual growth rate of 18.6%. Amortization of goodwill and intangible assets resulting from acquisitions of GetThere, Preview, Gradient, Sabre Pacific and Dillon was $109.4 million in 2000 and increased to $277.5 million in 2001. Absent the effect of this amortization expense, operating expenses from continuing operations have grown at a compound annual growth rate of 13.2%. Our primary operating expenses consist of salaries, benefits, other employee-related costs, communication costs and customer incentives, representing approximately 61.5%, 66.7% and 77.4% of total operating expenses in 2001, 2000 and 1999, respectively. Those expenses grew at a compound annual growth rate of 10.4% for the three years ended December 31, 2001, primarily due to our growth, including business acquisitions, and were in line with revenue growth during this same period.

    As a result of lower than expected growth in travel bookings and revenues resulting from the September 11 terrorist attacks and higher growth in operating expenses primarily resulting from amortization of goodwill and intangibles, our operating margin decreased to (0.4)% in 2001 from 18.0% in 1999.

CRITICAL ACCOUNTING POLICIES

    The preparation of our financial statements requires that we adopt and follow certain accounting policies. Certain amounts presented in the financial statements have been determined based upon estimates and assumptions. Although we believe that our estimates and assumptions are reasonable, actual results may differ.

    We have included below a discussion of the following critical accounting policies that we believe are affected by our more significant judgments and estimates used in the preparation of our financial statements, how we apply such policies, and how results differing from our estimates and assumptions would affect the amounts presented in our financial statements. Other accounting policies also have a significant effect on our financial statements, and some of these policies also require the use of estimates and assumptions. Note 3 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement, discusses our significant accounting policies.

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    ACCOUNTS RECEIVABLE:  We generate a significant portion of our revenues and corresponding accounts receivable from services provided to the commercial air travel industry. As of December 31, 2001, approximately 75% of our accounts receivable were attributable to these customers. Our other accounts receivable are generally due from other participants in the travel and transportation industry.

    We evaluate the collectibility of our accounts receivable based on a combination of factors. In circumstances where we are aware of a specific customer's inability to meet its financial obligations to us, e.g., bankruptcy filings, failure to pay amounts due to us or others, we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we recognize reserves for bad debts based on past write-off history, average percentage of receivables written off historically, and the length of time the receivables are past due.

    During 2001, the commercial air travel industry in particular, and the travel and transportation industry in general, was adversely affected by a decline in travel resulting from a softening economy. This was worsened by the aftermath of the terrorist attacks of September 11. We believe that we have appropriately considered the effects of these factors, as well as any other known customer liquidity issues, on the ability of our customers to pay amounts owed to us. However, if demand for commercial air travel softens, due to prevailing economic conditions, terrorist acts or other incidents involving commercial air transport, or other factors, the financial condition of our customers may be adversely impacted. If we begin, or estimate that we will begin, to experience higher than expected defaults on amounts due us, our estimates of the amounts which we will ultimately collect could be reduced by a material amount. As an example, we increased our allowance for bad debts by a net amount of approximately $20 million during 2001, to $41 million at December 31, 2001 to account for the adverse effects of the weakening economy and the events of September 11 on the ability of our customers to pay amounts due to us.

    BOOKING FEE CANCELLATION RESERVE: We record revenue for airline travel reservations processed through the SABRE system at the time of the booking of the reservation. However, if the booking is canceled in a later month, the booking fee must be refunded to the customer, less a small cancellation fee. Therefore we record revenue net of an estimated amount reserved to account for future cancellations. This reserve is calculated based on historical cancellation rates. In estimating the amount of future cancellations that will require us to refund a booking fee, we assume that a significant percentage of cancellations are followed by an immediate re-booking, without loss of revenue. This assumption is based on historical rates of cancellations/re-bookings and has a significant impact on the amount reserved. If circumstances change, i.e., higher than expected cancellation rates or changes in booking behavior, our estimates of future cancellations could be increased by a material amount, and our revenue decreased by a corresponding amount. At December 31, 2001, we have a recorded booking fee cancellation reserve of approximately $21 million.

    BUSINESS COMBINATIONS: During 2000 and 2001, we completed acquisitions of other companies. The amounts assigned to the identifiable assets and liabilities acquired in connection with these acquisitions were based on estimated fair values as of the date of the acquisition, with the remainder recorded as goodwill. The fair values were determined by our management, generally based upon information supplied by the management of the acquired entities and valuations prepared by independent appraisal experts. The valuations have been based primarily upon future cash flow projections for the acquired assets, discounted to present value using a risk-adjusted discount rate. For certain classes of intangible assets, the valuations have been based upon estimated cost of replacement.

    In connection with these acquisitions, we have recorded a significant amount of intangible assets. These assets are being amortized over the expected economic lives of the assets, generally ranging from one to seven years. If we determine that we have over-estimated the economic life of these assets, we will begin to amortize the remaining unamortized carrying value of the assets over the newly estimated life. Accordingly, depreciation and amortization expense would be increased. The amount of the increase could be material to our results of operations.

    We evaluate the carrying value of our intangible assets for impairment whenever indicators of impairment exist. If we determine that such indicators are present, we prepare an undiscounted future net cash flow projection for the asset. In preparing this projection, we must make a number of assumptions concerning such things as future booking volume levels, price levels, commission rates, rates of growth in our online booking businesses, rates of increase in operating expenses, etc. If our projection of undiscounted future net cash flows is in excess of the carrying value of the recorded asset, no impairment is recorded. If the carrying value of the asset exceeds the projected undiscounted net cash flows, an impairment is recorded. The amount of the impairment charge is determined by discounting the projected net cash flows.

    We also recorded a significant amount of goodwill in connection with our 2000 and 2001 acquisitions. Through the end of 2001, we evaluated goodwill for impairment based on undiscounted projected future cash flows. If the carrying value of the goodwill was less than the undiscounted projected future cash flows, no impairment would be recognized. Beginning January 1, 2002, we will adopt a recently issued accounting standard and begin to evaluate our goodwill for impairment on an annual basis or whenever indicators of impairment exist. The evaluation will be based upon a comparison of the estimated fair value of the unit of our business to which the goodwill has been assigned to the sum of the carrying value of the assets and liabilities of that unit. The fair values used in this evaluation will be estimated based upon discounted future cash flow projections for the unit. These cash flow projections will be based upon a number of assumptions, as discussed in the immediately preceding paragraph.

    To date, we have not recorded an impairment of our goodwill or intangible assets. We believe that assumptions we have made in projecting future cash flows for the evaluations described above are reasonable. However, if future actual results do not meet our expectations, we may be required to record an impairment charge, the amount of which could be material to our results of operations.

    DEFERRED TAX ASSETS: We account for deferred income taxes based upon differences between the financial reporting and income tax bases of our assets and liabilities. The measurement of deferred tax assets is adjusted by a valuation allowance, if necessary, to recognize the extent to which, more likely than not, the future tax benefits will be recognized.

    At December 31, 2001, we have recorded a net deferred tax asset of approximately $66 million. We have recorded this asset as we believe it is more likely than not that we will be able to realize the asset through reduction of future taxable income. We base this belief upon the levels of taxable income historically generated by our business, as well as projections of future taxable income. If future levels of taxable income are not consistent with our expectations, we may be required to record an additional valuation allowance, which could reduce our net income by a material amount.

    SYNDICATED LEASE ARRANGEMENT: We are affiliated with a special purpose entity that qualifies for off-balance sheet treatment. In 1999, we arranged a syndicated lease financing facility of approximately $310 million through this entity for the use of land, an existing office building and the construction of a new corporate headquarters facility in Southlake, Texas, as well as the construction of a new data center in Tulsa, Oklahoma. We anticipate exercising a purchase option for the data center and executing an immediate sale to a third party in 2002. If the anticipated sale of the data center occurs, the outstanding commitment on the syndicated lease financing facility of $310 million will decrease by approximately $100 million. We account for the lease financing facility as an operating lease, and the costs of the properties financed through the facility, as well as the related debt, are not consolidated in our financial statements.

    All of the capitalization of the special purpose entity has been provided by a consortium of independent banking institutions. The banks have invested capital at risk exceeding 3.3% of the capital of the special purpose entity. This, and certain other criteria, allow the special purpose entity to not be consolidated in our financial statements. If the invested capital at risk of the lenders declines below 3%, or if certain other criteria are not met, we would be required to consolidate the special purpose entity. Had we consolidated the special purpose entity at December 31, 2001, both our reported assets and liabilities would have been increased by approximately $260 million.

SEASONALITY

    The travel industry is seasonal in nature. Bookings, and thus fees charged for the use of the SABRE system, decrease significantly each year in the fourth quarter, primarily in December, due to early bookings by customers for travel during the holiday season and a decline in business travel during the holiday season. The third and fourth quarters of 2001 were also negatively impacted by the significant decrease in air travel and booking activity after the September 11 terrorist attacks.

    The following table sets forth our quarterly financial data (in millions, except per share data):

                                                       FIRST      SECOND     THIRD      FOURTH
                                                      QUARTER    QUARTER    QUARTER    QUARTER
                                                      --------   --------   --------   --------
2001
Revenues............................................  $573,414   $582,035   $524,829   $422,812
Operating income (loss).............................    44,861     38,448      2,106    (94,124)
Income (loss) from continuing operations............       413      5,051     17,290    (69,707)
Income from discontinued operations, net............    13,632     22,673     38,772         --
Cumulative effect of accounting change, net.........     3,103         --         --         --
                                                      --------   --------   --------   --------
Net earnings (loss).................................  $ 17,148   $ 27,724   $ 56,062   $(69,707)
                                                      ========   ========   ========   ========
Earnings per common share--basic:
  Income (loss) from continuing operations..........  $     --   $    .04   $    .13   $   (.52)
  Income from discontinued operations, net..........       .10        .17        .29         --
  Cumulative effect of accounting change, net.......       .03         --         --         --
                                                      --------   --------   --------   --------
  Net earnings (loss)...............................  $    .13   $    .21   $    .42   $   (.52)
                                                      ========   ========   ========   ========
Earnings (loss) per common share--diluted:
  Income (loss) from continuing operations..........  $     --   $    .04   $    .13   $   (.52)
  Income from discontinued operations, net..........       .10        .16        .29         --
  Cumulative effect of accounting change, net.......       .03         --         --         --
                                                      --------   --------   --------   --------
  Net earnings (loss)...............................  $    .13   $    .20   $    .42   $   (.52)
                                                      ========   ========   ========   ========
2000
Revenues............................................  $479,142   $501,377   $495,596   $464,619
Operating income (loss).............................    76,271     74,864     60,781    (39,134)
Income (loss) from continuing operations............    49,358     47,532     39,987    (40,772)
Income from discontinued operations, net............    16,258     15,876      4,428     11,385
                                                      --------   --------   --------   --------
Net earnings (loss).................................  $ 65,616   $ 63,408   $ 44,415   $(29,387)
                                                      ========   ========   ========   ========
Earnings per common share--basic:
  Income (loss) from continuing operations..........  $    .38   $    .37   $    .31   $   (.32)
  Income from discontinued operations, net..........       .13        .12        .03        .09
                                                      --------   --------   --------   --------
  Net earnings (loss)...............................  $    .51   $    .49   $    .34   $   (.23)
                                                      ========   ========   ========   ========
Earnings (loss) per common share--diluted:
  Income (loss) from continuing operations..........  $    .38   $    .37   $    .31   $   (.32)
  Income from discontinued operations, net..........       .10        .09        .03        .09
                                                      --------   --------   --------   --------
  Net earnings (loss)...............................  $    .48   $    .46   $    .34   $   (.23)
                                                      ========   ========   ========   ========

RESULTS OF OPERATIONS

2001 COMPARED TO 2000

    REVENUES. Total revenues from continuing operations for the year ended December 31, 2001 increased approximately $162 million, 8.3%, compared to the year ended December 31, 2000, from $1,941 million to $2,103 million. Travel Marketing and Distribution revenue increased $24 million, 1.5%. This increase was primarily due to a $29 million increase from booking and other fees from associates which reflected a price increase of 8% over prior year offset by a decrease in direct booking volumes of 6% as a result of the decrease in leisure travel due to the U.S. economic slowdown and the events of September 11; a $9 million increase in joint venture revenue due to increases in joint venture development revenues; and a decrease in revenues from other products of $14 million. Travelocity increased revenues approximately $89 million, 61.9%, due to increases in transaction revenue from a 33% increase in gross travel bookings, growth in advertising revenues primarily from the revenue sharing agreement with AOL, and growth in other revenues primarily due to service charges for the handling and express delivery of certain paper tickets and the recognition of additional revenue related to warrants received from Hotel Reservations Network. GetThere revenues increased approximately $30 million, 253.1%, resulting primarily from the combination of GetThere with our existing Business Travel Solutions business in October 2000. Supplier revenue, which consists of services provided to air travel providers, such as United Airlines, for hosting their consumer Web sites, increased $12 million. GetThere also increased corporate and other revenue approximately $18 million, due to increases in trip fees and revenues from partnerships with agencies such as American Express and other online customers. Airline Solutions and Emerging Businesses revenues increased approximately $19 million, 10.6%, due primarily to increases in applications development performed on behalf of various travel providers. While it is difficult to quantify the amount of revenue lost as a result of the attacks, we believe a reasonable estimate is $200 million.

    COST OF REVENUES. Cost of revenues for the year ended December 31, 2001 increased approximately $51 million, 3.9%, compared to the year ended
December 31, 2000, from $1,317 million to $1,368 million. Approximately
$41 million of this increase was driven by increases in salaries, development labor, depreciation and other operating expenses for GetThere due to the growth in the business during 2001. Approximately $23 million of the increase was primarily due to increased salaries, benefits and employee-related expenses resulting from growth in Travelocity. The increases in Travelocity and GetThere were partially offset by decreases in expenses in Travel Marketing and Distribution of $4 million, mainly resulting from savings in depreciation expense, offset by increased customer incentive expenses. The remaining offset of $9 million in Airline Solutions and Emerging Businesses was due to decreases in development labor.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the year ended December 31, 2001 increased
$125 million, 36.5%, compared to the year ended December 31, 2000 from $342 million to $467 million. Approximately $32 million of the increase in selling, general and administrative expenses relates to the Travelocity business and includes an increase in advertising spending, amortization of payments made to strategic distribution partners, salaries, benefits and employee-related costs, and professional services as well as other administrative costs to support the business. Approximately $19 million of the increase relates to the GetThere business as a result of the purchase of GetThere in October 2000. The remaining $74 million increase in selling, general administrative expenses is due to increases in bad debt reserves as a result of the events of September 11, and increases in advertising and promotion costs, customer incentives, and other selling, general and administrative expenses to support our growth, as well as costs historically allocated to the outsourcing business that are still being incurred as part of the continuing operations.

    AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS. Amortization of goodwill and intangible assets increased $169 million, 155.0%, from $109 million for the year ended December 31, 2000 to $278 million for the year ended December 31, 2001. The increase is primarily due to the impact in 2001 of recognizing a full year of amortization of goodwill recorded in connection with the 2000 acquisitions of GetThere and Preview Travel. We recorded approximately
$1 billion of goodwill and intangible assets associated with the merger of Preview and Travelocity and the acquisitions of GetThere, Gradient and an interest in Dillon in 2000, as well as the purchase of Sabre Pacific and David
R. Bornemann Associates, Inc. in 2001. The majority of goodwill and intangible assets resulting from acquisitions are being amortized over periods ranging from one to seven years.

    OPERATING INCOME. Operating income decreased $182 million for the year ended December 31, 2001, 105.2%, from $173 million for the year ended
December 31, 2000 to ($9) million. Operating margins decreased from 8.9% in 2000 to (0.4)% in 2001, due to an increase in operating expenses of 19.4% partially offset by an 8.3% increase in revenues. Travel Marketing and Distribution's operating income decreased $58 million, 14.3%, due to the increase in customer incentives partially offset by decreases in depreciation and amortization. Travelocity.com's operating loss decreased
$38 million due to increases in transaction services revenues from associates and increases in advertising revenues, slightly offset by increased goodwill amortization and higher selling, general and administrative expenses. GetThere's operating loss increased $165 million due primarily to higher goodwill amortization. Airline Solutions and Emerging Businesses' operating loss decreased by $12 million due to increases in product and services revenues that were slightly offset by increased operating expenses. While it is difficult to quantify the amount of revenue lost as a result of the attacks, we believe a reasonable estimate is $200 million.

    INTEREST INCOME. Interest income increased by $9 million, 56.3%, from $16 million for the year ended December 31, 2000 to $25 million for the year ended December 31, 2001, due primarily to higher average balances maintained in our cash and marketable securities accounts partially offset by lower average interest rates.

    INTEREST EXPENSE. Interest expense increased $9 million for the year ended December 31, 2001, 28.1%, from $32 million to $41 million as a result of interest expense related to the $710 million of borrowings to finance the purchase of GetThere and interest expense on the $400 million in unsecured notes which we issued on August 7, 2001.

    OTHER, NET. Other, net increased $35 million, primarily due to a $47 million gain from the sale of Equant shares and from the changes in fair value of warrants we held to purchase shares of Hotel Reservations Network common stock, partially offset by a $10 million writedown of investments we had made in companies developing emerging travel technologies.

    MINORITY INTERESTS. Minority interests include minority owners' interests in our consolidated subsidiaries, primarily Travelocity. The decrease in losses attributable to minority interest is due primarily to a decrease in the net loss of Travelocity.

    INCOME TAXES. The provision for income taxes was $81 million and $93 million for 2001 and 2000, respectively. Our effective tax rates for 2001 and 2000 were approximately 238% and 49%, respectively, primarily as a result of the effect of the recognition of non-deductible amortization expense for goodwill recorded in conjunction with the acquisitions of GetThere and Preview Travel in 2000. Excluding the effects of the goodwill amortization, our effective tax rates for 2001 and 2000 were 34.7% and 35.4%, respectively. Both years benefited from the recognition of a research and experimentation credit of approximately $4.0 million. See Note 12 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement, for additional information regarding income taxes.

    INCOME FROM CONTINUING OPERATIONS. Income from continuing operations decreased $143 million, 149.0%, from $96 million in 2000 to ($47) million in 2001 due to an increase in revenues of only 8.3% as a result of the negative effect of the events of September 11, which was more than offset by an increase of operating expenses of 19.4%.

    INCOME FROM DISCONTINUED OPERATIONS. Income from discontinued operations increased $27 million, 56.3%, from $48 million to $75 million for 2000 and 2001, respectively. Income from discontinued operations in 2001 includes a gain of approximately $39 million, net of related income taxes, resulting from the disposition of the outsourcing business and related assets to EDS in July of 2001. See Note 2 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement, for additional information regarding this transaction. Discontinued operations have been fully allocated with selling, general and administrative expenses to be representative of the business as it operated during the relevant periods. Some of the selling, general and administrative expenses historically allocated to the information technology outsourcing business may still be incurred as part of continuing operations in the future. The amount of such costs is not currently estimable.

    CUMULATIVE EFFECT OF ACCOUNTING CHANGE. We adopted Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("FAS 133") effective January 1, 2001. We recognized a cumulative gain in earnings for the year ended 2001 upon adoption of FAS 133 of approximately $3 million, net of minority interests of approximately $2 million and deferred income taxes of approximately $2 million, relating to the Hotel Reservations Network warrants. See Note 7 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement.

    NET EARNINGS.  Net earnings decreased $113 million, 78.5%, from
$144 million to $31 million, primarily due to decreases in operating income and increases in interest expense in 2001 compared to 2000.

2000 COMPARED TO 1999

    REVENUES. Total revenues from continuing operations for the year ended December 31, 2000 increased approximately $242 million, 14.2%, compared to the year ended December 31, 1999, from $1,699 million to $1,941 million. Travel Marketing and Distribution revenue increased $168 million, 11.7%. This increase was primarily due to a $154 million increase from booking and other fees from associates while revenues from other products grew $14 million. Travelocity increased revenues approximately $104 million, 257.9%, due to increases in transaction revenue from growth in booking volumes, and advertising and license fee revenues. GetThere revenues increased approximately $10 million, 453.9%, resulting primarily from the combination of GetThere with our existing Business Travel Solutions business in October 2000. Supplier revenue, which consists of services provided to air travel providers, such as United Airlines, for hosting their consumer Web sites, increased $5 million. GetThere also increased corporate and other revenue approximately $5 million, due to increases in trip fees and revenues from partnerships with agencies such as American Express and other online customers. Airline Solutions and Emerging Businesses revenues decreased approximately $40 million, 18.3%, due primarily to decreases in applications development performed on behalf of various travel providers.

    COST OF REVENUES. Cost of revenues for the year ended December 31, 2000 increased approximately $106 million, 8.8%, compared to the year ended December 31, 1999, from $1,211 million to $1,317 million. Approximately
$86 million of this increase was driven by higher Travel Marketing and Distribution expenses for salaries and benefits, data processing, development labor and subscriber incentives. The remaining increase of $20 million was primarily due to increased salaries, benefits and employee-related expenses resulting from growth in Travelocity and the acquisition of GetThere in October 2000.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses for the year ended December 31, 2000 increased
$159 million, 86.9%, compared to the year ended December 31, 1999 from $183 million to $342 million. General and administrative expenses for the year include approximately $19 million of non-recurring charges associated with our spin-off from AMR. Additionally, approximately $100 million of the increase in selling, general and administrative expenses relates to the Travelocity business and includes approximately $46 million of payments made to strategic distribution partners, approximately $36 million in increased advertising and promotion activities and approximately $18 million for higher salaries, benefits and other administrative expenses necessary to support the growth of that business. The remaining $40 million increase in selling, general and administrative expenses is due to our growth initiatives including strategic acquisitions consummated during 2000.

    AMORTIZATION OF GOODWILL AND INTANGIBLE ASSETS. Amortization of goodwill and intangible assets was $109 million in 2000. We recorded approximately
$1 billion of goodwill and intangible assets associated with the merger of Preview and Travelocity.com and the acquisitions of GetThere, Gradient and an interest in Dillon in 2000. The goodwill and intangible assets resulting from these acquisitions are being amortized over periods ranging from one to five years.

    OPERATING INCOME. Operating income for the year ended December 31, 2000 decreased $132 million, 43.3%, as compared to the year ended December 31, 1999 from $305 million to $173 million. Operating margins decreased from 18.0% in 1999 to 8.9% in 2000, due to an increase in operating expenses of 26.9% partially offset by a 14.2% increase in revenues. Travel Marketing and Distribution operating income increased $39 million, 10.6%, due to higher booking fees from associates. Travelocity had a $91 million increase in operating loss due primarily to increased goodwill amortization and higher selling, general and administrative expenses. GetThere had a $55 million increase in operating loss due primarily to higher goodwill amortization. Airline Solutions and Emerging Businesses operating loss increased $14 million due to increases in operating expenses.

    INTEREST INCOME. Interest income decreased by $12 million, 42.9%, from $28 million to $16 million, due primarily to lower average balances maintained in our cash and marketable securities accounts as a result of the payment of a $675 million dividend to shareholders in February 2000 and strategic acquisitions during 2000.

    INTEREST EXPENSE. Interest expense increased $22 million, 220.0%, from $10 million to $32 million as a result of the debt assumed during 2000 in connection with the payment of a $675 million dividend to shareholders in February 2000 and the acquisition of GetThere in October 2000.

    OTHER, NET. Other, net decreased $136 million, primarily due to a $138 million non-recurring gain recognized in 1999 on the liquidation of Equant N.V. depository certificates.

    MINORITY INTERESTS. Minority interests include minority owners' interests in our consolidated subsidiaries, primarily Travelocity.

    INCOME TAXES. The provision for income taxes was $93 million and $170 million for 2000 and 1999, respectively. The decrease in the provision for income taxes primarily corresponds with the change in income before the provision for income taxes. The decrease is also due to a lower effective tax rate resulting from the research and experimentation credit, partially offset by a higher effective tax rate resulting from non-deductible goodwill amortization. See Note 12 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement, for additional information regarding income taxes.

    INCOME FROM CONTINUING OPERATIONS. Income from continuing operations decreased $194 million, 66.9% from $290 million in 1999 to $96 million in 2000 due to an increase in revenues of 14.2%, which was more than offset by an increase of operating expenses of 26.9%. The increase in operating expense was offset by the non-recurring 1999 gain recognized on the liquidation of the Equant depository certificates. The increase in operating expenses was mainly driven by increases in expenses related to acquisition activity in 2000 including amortization of goodwill and intangible assets.

    INCOME FROM DISCONTINUED OPERATIONS. Income from discontinued operations increased $7 million, 17.1%, from $41 million to $48 million for 1999 and 2000, respectively. Revenues decreased due to reduced conversion and migration work for US Airways and for Canadian Airlines applications work. The revenue decrease was more than offset by decreased operating expenses as a result of lower employee and contractor headcount.

    NET EARNINGS.  Net earnings decreased $188 million, 56.6%, from
$332 million to $144 million, primarily due to decreases in other income, operating income and interest income and increases in interest expense in 2000 compared to 1999.

LIQUIDITY AND CAPITAL RESOURCES

    At December 31, 2001, we had approximately $667 million in cash and marketable securities and working capital of $528 million compared to $193 million in cash and marketable securities, including $47 million of long-term marketable securities, and a working capital deficit of $573 million at December 31, 2000. We invest cash in highly liquid instruments, including high credit quality certificates of deposit, bankers' acceptances, commercial paper, mortgage-backed and receivables-backed securities, and corporate and government notes.

    Historically, we have funded our operations through internally generated cash. We generated cash from operating activities of $410 million, $311 million and $495 million for 2001, 2000 and 1999, respectively. The increase in cash provided by operating activities from 2000 to 2001 primarily resulted from the non-recurrence of an $81 million payment made to US Airways in 2000 in connection with an outsourcing contract sold to EDS on July 1, 2001 and positive working capital variances, net of certain gains recognized during 2001.

    Our operating income and cash flows were negatively affected by decreases in booking volumes as a consequence of the terrorist attacks on September 11, 2001. While it is difficult to quantify the amount of revenue lost as a result of the attacks, we believe a reasonable estimate is $200 million. We expect that our company, the travel industry and the economy in general will continue to be adversely affected by the terrorist attacks on New York and Washington, and by any subsequent terrorist-related activity. It is not possible to predict either the severity or duration of such decreases in the medium- or long-term. A prolonged substantial decrease in travel volumes would have an adverse impact on our liquidity.

    In 1999, we entered into an agreement with AOL that provides, among other things, that the Travelocity.com Web site will be the exclusive reservations engine for AOL's Internet properties. Travelocity is obligated for payments of up to $200 million and AOL and Travelocity will share advertising revenues and commissions over the five-year term of the agreement. As of December 31, 2001, Travelocity is obligated for future payments of up to $120 million, as we have paid approximately $40 million in both 2001 and 2000. Under certain circumstances, Travelocity may elect to alter the terms of this agreement such that guaranteed payments to AOL would no longer be required.

    We used cash for investing activities of approximately $38 million, $473 million and $438 million in 2001, 2000 and 1999, respectively. The decrease in cash used during 2001 for investing activities primarily results from proceeds realized from the sale of our outsourcing business to EDS for approximately $661 million, proceeds of approximately $47 million from the sale of Equant depository certificates which we held and $37 million from the exercise of warrants and disposal of stock of Hotel Reservations Network. See Notes 6 and 7 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement.

    Cash expended for business acquisitions, net of cash acquired, decreased from approximately $711 million, primarily relating to the acquisition of GetThere in 2000, to $55 million in 2001.

    We invested excess cash of approximately $509 million in marketable securities, net of marketable securities sold, during 2001. During 2000, we used cash from the sale of marketable securities of approximately $444 million, net of marketable securities purchased, to help finance the payment of a $675 million dividend in February 2000.

    Capital investments for the years ended December 31, 2001 and 2000 were $158 million and $190 million, respectively. The reduction in capital expenditures from 2000 to 2001 is due to reduced acquisitions of information technology assets resulting from our information technology infrastructure outsourcing services contract with EDS. We believe that future capital expenditures will be reduced as a result of the transaction with EDS.

    During the third quarter of 2001, we made an unsecured $30 million loan to a customer in the travel industry. The loan was repaid in March 2002.

    On January 16, 2001, the Board of Directors authorized the purchase of up to $25 million of Travelocity common stock at management's discretion. During 2001, we purchased 857,500 shares of common stock of Travelocity in the open market at a cost of $18 million. The purchases were made to offset the potentially dilutive effect on our equity ownership percentage of Travelocity from employee stock options granted by Travelocity. As of December 31, 2001, we held a total of 2,033,970 shares of common stock and 33 million shares of Class A common stock in Travelocity. Accordingly, we hold an approximate 70% economic interest in the Travelocity business.

    As discussed in "Summary--Recent Developments--Travelocity Tender Offer," on March 5, 2002, we commenced a cash tender offer for all of the outstanding publicly-held common shares of Travelocity that we do not already own. We amended the offer on March 18, 2002 to increase the tender offer price from $23.00 per share to $28.00 per share to acquire the balance of Travelocity's common stock, which is approximately 15 million shares. An additional approximately 2.0 million Travelocity shares are subject to issuance pursuant to options with an exercise price of $28.00 or less under Travelocity's stock option and incentive plans. We estimate that the total amount of funds required to purchase all of the outstanding Travelocity common shares, other than those we already own, in the tender offer and the related merger and related fees and expenses will be approximately $481 million. This includes shares issuable upon exercise of options with an exercise price of less than $28.00. We believe that we have sufficient cash and marketable securities to fund the purchase of Travelocity's common stock pursuant to the tender offer at that price and to fund our operating activities for the next 12 months.

    We have agreed to provide a loan to Travelocity in an aggregate amount of up to approximately $43 million to fund substantially all the purchase price for its proposed acquisition of Site59.com, Inc. The loan, which is not contingent upon the successful completion of the tender offer, will bear interest at a rate equal to six-month LIBOR plus 150 basis points.

    We used $361 million in cash for financing activities during 2001. During 2000, we provided approximately $163 million through financing activities. During 2000, we borrowed approximately $859 million, primarily to finance the acquisition of GetThere. We repaid these borrowings during 2001 primarily using proceeds from the sale of our outsourcing business and the issuance in August of 2001 by Sabre Holdings Corporation of $400 million in unsecured notes, bearing interest at 7.35% and maturing August 1, 2011, in an underwritten public offering resulting in net cash proceeds to us of approximately $397 million. Sabre Inc., a wholly-owned subsidiary of Sabre Holdings Corporation, unconditionally guarantees all debt obligations of Sabre Holdings Corporation. In conjunction with these notes, we have entered into two interest rate swaps through 2011 for a total notional amount of $300 million, which pay us 7.35% and on which we will pay a variable rate based on a six-month LIBOR rate plus 140.5 or 157.4 basis points. See Note 7 of the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement.

    We generated approximately $109 million in cash through the sale of stock to employees during 2001, as compared to approximately $18 million in 2000.

    We had not paid any dividends on our common stock before the one-time cash dividend was paid in February 2000 in connection with the separation from AMR, nor have we paid any since. In the future, we intend to retain earnings to finance future growth and, therefore, do not anticipate paying any cash dividends on our common stock. Any determination as to the future payment of dividends will depend upon our future results of operations, capital requirements and financial condition and such other factors as our Board of Directors may consider, including any contractual or statutory restrictions on our ability to pay dividends.

    During 2001, we repurchased 374,000 of our shares at an average price of $24.20 per share, at a total cost of approximately $9 million. We spent approximately $34 million buying shares of our own stock in 2000. As of December 31, 2001, we had authorization to spend up to an additional
$56 million to repurchase our own shares. The timing, volume and price of any future repurchases will be made at the discretion of management, and will depend on corporate considerations and market conditions.

    We believe available balances of cash and short-term investments, cash flows from operations and funds available under our revolving credit facility will be sufficient to meet our cash requirements for the foreseeable future. We continually evaluate opportunities to sell additional equity or debt securities, obtain credit facilities from lenders, or restructure our long-term debt for strategic reasons or to further strengthen our financial position. If market conditions warrant, we may engage in additional financing transactions. In addition, to the extent we consider additional acquisitions of or investments in complementary businesses, products, services and technologies, such additional activities might affect our liquidity requirements or cause us to issue additional equity or debt securities. We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all.

CONTRACTUAL CASH OBLIGATIONS

    Our future minimum noncancelable contractual obligations as of December 31, 2001 are as follows (in millions of dollars):

                                                                    PAYMENTS DUE BY PERIOD
                                               -----------------------------------------------------------------
                                                          LESS THAN                                      AFTER
CONTRACTUAL OBLIGATIONS                         TOTAL       YEAR       1 - 3 YEARS      4 - 5 YEARS     5 YEARS
-----------------------                        --------   ---------   --------------   --------------   --------
Notes payable................................  $  400.0    $   --         $   --           $   --        $400.0
Lease obligations............................      90.9      29.7           42.1              9.1          10.0
Amounts receivable under noncancelable
  subleases..................................     (55.9)     (5.9)         (11.8)           (11.8)        (26.4)
Other long-term obligations(1)...............     932.6     191.0          352.3            226.9         162.4
                                               --------    ------         ------           ------        ------
Total contractual cash obligations...........  $1,367.6    $214.8         $382.6           $224.2        $546.0
                                               ========    ======         ======           ======        ======

------------------------

(1) Primarily composed of obligations under our agreement with AOL for Travelocity.com to be the exclusive reservations engine for AOL's Internet properties and minimum amounts due to EDS under the terms of the information technology outsourcing agreement.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 2001, the Financial Accounting Standards Board ("FASB") issued Statements of Financial Accounting Standards No. 141, BUSINESS COMBINATIONS, and No. 142, GOODWILL AND OTHER INTANGIBLE ASSETS ("FAS 142"), effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives will no longer be amortized, but will be subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives.

    We will apply the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of 2002. Application of the nonamortization provisions of FAS 142 is expected to increase net income by approximately $218 million, or $1.60 per diluted share, in 2002, as a result of the cessation of amortization of existing goodwill and certain intangible assets. Amortization of goodwill and other intangible assets recorded in connection with business combinations totaled approximately $278 million and $109 million during the years ended December 31, 2001 and 2000, respectively.

    Prior to the adoption of FAS 142, our policy was to evaluate goodwill for impairment on an undiscounted projected future cash flows basis. We have performed the first of the required impairment tests of goodwill and indefinite-lived intangible assets as of January 1, 2002. As a result of these tests, we have concluded no impairment charge is necessary associated with the adoption of FAS 142.

    FASB has also recently issued Statement of Financial Accounting Standards No. 144, ACCOUNTING FOR THE IMPAIRMENT OR DISPOSAL OF LONG-LIVED ASSETS
("FAS 144"), which we will adopt as of January 1, 2002. FASB's new rules on asset impairment supersede Statements of Financial Accounting Standards
No. 121, ACCOUNTING FOR THE IMPAIRMENT OF LONG-LIVED ASSETS AND FOR LONG-LIVED ASSETS TO BE DISPOSED OF ("FAS 121"). FAS 144 retains the requirements of
FAS 121 to:

    - recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flows and

    - measure an impairment loss as the difference between the carrying amount and fair value of the asset, but removes goodwill from its scope.

    This aspect of FAS 144 will primarily affect our accounting for intangible assets subject to amortization, property and equipment, and certain other long-lived assets. We do not believe that adoption of FAS 144 will have a significant effect on our financial condition and results of operations.

    We adopted Statement of Financial Accounting Standards No. 133, ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES ("FAS 133") effective
January 1, 2001. FAS 133 requires us to recognize all derivatives on the balance sheet at fair value. Derivatives that are not designated as hedges must be adjusted to fair value through income. If the derivative is designated as a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of the change in fair value of a derivative designated as a hedge will be immediately recognized in earnings. For derivative instruments not designated as hedging instruments, the gain or loss is recognized in current earnings during the period of change. See Note 7 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement.

    In February 2002, FASB announced that it was reviewing the generally accepted accounting principles regarding the consolidation of special purpose entities that qualify for off-balance sheet treatment. In general, under current rules, so long as independent investors in a special purpose entity maintain at least 3% invested capital at risk, this, and other criteria, allow the special purpose entity to not be consolidated in our financial statements. Although FASB has not yet issued an exposure draft for public comment, FASB has indicated that special purpose entities lacking independent economic substance will be required to be consolidated into the financial statements of the entity that is the primary beneficiary of the special purpose entity. As currently proposed by FASB, if invested capital at risk is less than 10%, the primary beneficiary guarantees the residual value of assets held by the special purpose entity or agrees to purchase such assets in the future at predetermined prices, the primary beneficiary would consolidate the assets and liabilities of the special purpose entity. As part of a syndicated lease arrangement for real estate, we are affiliated with a special purpose entity that qualifies for off-balance sheet treatment. The investors have invested capital at risk exceeding 3.3% of the capital of the special purpose entity and, accordingly, we have not consolidated the special purpose entity into our financial statements. If FASB adopts proposed revisions discussed above, or potentially other revisions, to these accounting rules, we would be required to consolidate the special purpose entity into our financial statements. If we had consolidated the special purpose entity into our financial statements, at December 31, 2001, both our reported assets and liabilities would have been increased by approximately $260 million. If we are required to consolidate the special purpose entity, we will record depreciation expense related to the real estate owned by the special purpose entity, which will decrease our reported net income. See Note 10 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement, for additional information regarding this syndicated lease arrangement.

MERGERS AND ACQUISITIONS

    During 2001, we completed the acquisitions of Sabre Pacific and David R. Bornemann Associates, Inc. During 2000, we completed the merger of Travelocity and Preview, as well as the acquisitions of Gradient, GetThere and a 51% ownership interest in Dillon. For further information regarding these transactions, see Note 5 to the Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2001, which is incorporated by reference into this prospectus supplement.

INFLATION

    We believe that inflation has not had a material effect on our results of operations.

                                  UNDERWRITING

    We and the underwriters for the offering named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated on the following table. Bear, Stearns & Co. Inc. and Goldman, Sachs & Co. are the representatives of the underwriters.

UNDERWRITERS                                                  NUMBER OF SHARES
------------                                                  ----------------
Bear, Stearns & Co. Inc.....................................
Goldman, Sachs & Co.........................................
Morgan Stanley & Co. Incorporated...........................
Banc of America Securities LLC..............................
Credit Suisse First Boston Corporation......................
J.P. Morgan Securities Inc..................................
                                                                 ---------
      Total.................................................     8,000,000
                                                                 =========

    The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

    If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,200,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

    The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase 1,200,000 additional shares.

PAID BY THE COMPANY                                    NO EXERCISE   FULL EXERCISE
-------------------                                    -----------   -------------
Per Share............................................    $             $
Total................................................    $             $

    Shares sold by the underwriters and to the public will initially be offered at the initial price to public set forth on the cover of this prospectus supplement. Any shares sold by the underwriters to securities dealers may be
sold at a discount of up to $      per share from the initial price to public.
Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to
$               per share from the initial price to public. If all the shares are not sold at the initial price to public the representatives may change the offering price and the other selling terms.

    We, all of our officers and members of the board of directors have agreed with the underwriters not to dispose of or hedge any Class A common stock owned by us or by them for 90 days from the date of this prospectus supplement without the prior written consent of the underwriters. This agreement also allows these officers and members of the board of directors to sell up to 625,000 shares of Class A common stock in the aggregate without the consent of the underwriters.

    In connection with the offering, the underwriters may purchase and sell shares of our common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Shorts sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

    The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

    Purchases to cover a short position and stabilizing transactions may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stack. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued at any time. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise.

    Each underwriter represents, warrants and agrees that (a) it has not offered or sold and, prior to the expiry of a period of six months from the closing date, will not offer or sell any shares of Class A common stock to persons in the United Kingdom except to persons whose ordinary activities include them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (b) it has only communicated or caused to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to Sabre; and (c) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

    Each underwriter has acknowledged and agreed that the shares of unrestricted Class A common stock have not been registered under the Securities and Exchange Law of Japan and are not being offered or sold and may not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (1) pursuant to an exemption from the registration requirements of the Securities and Exchange Law of Japan and (ii) in compliance with any other applicable requirements of Japanese law. As part of the offering, the underwriters may offer securities in Japan to a list of 49 offerees in accordance with the above provisions.

    The shares of unrestricted Class A common stock may not be offered, sold, transferred or delivered in or from The Netherlands, as part of their initial distribution or as part of any re-offering, and neither this prospectus nor any other document in respect of the offering may be distributed or circulated in The Netherlands, other than to individuals or legal entities which include, but are not limited to, banks, brokers, dealers, institutional investors and undertakings with a treasury department, who or which trade or invest in securities in the conduct of a business or profession.

    Each underwriter has agreed that it has not and will not offer or sell any shares of unrestricted Class A common stock or distribute any document or other material relating to the unrestricted Class A common stock, either directly or indirectly, to the public or any member of the public in Singapore other than
(i) to an institutional investor or other person specified in Section 106C of the Companies Act, Chapter 50 of Singapore (the "Singapore Companies Act") or
(ii) to a sophisticated investor in accordance with the conditions specified in
Section 106D of the Singapore Companies Act or (iii) otherwise pursuant to, and in accordance with the conditions of, any other provision of the Singapore Companies Act.

    Each underwriter offering shares of unrestricted Class A common stock has acknowledged and agreed that (i) it has not offered or sold and will not offer or sell in Hong Kong, by means of any document, any shares of unrestricted
Class A common stock other than to persons whose ordinary business it is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong and (ii) it has not issued or had in its possession for the purpose of issue and will not issue or have in its possession for the purpose of the issue any invitation or advertisement relating to the unrestricted Class A common stock in Hong Kong (except if permitted to do so by the securities laws of Hong Kong) other than with respect to shares of unrestricted Class A common stock intended to be disposed of to persons outside Hong Kong or to be disposed of only to persons whose business involves the acquisition, disposal or holding of securities, whether as principal or as agent.

    We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $550,000.

    We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

    Goldman, Sachs & Co. is also acting as our financial advisor in connection with our tender offer for the outstanding shares of Travelocity's common stock not held by us. From time to time, the underwriters and certain of their affiliates have engaged, and may in the future engage, in transactions with, and perform services for, us and our affiliates in the ordinary course of business.

                                 LEGAL MATTERS

    Gibson, Dunn & Crutcher LLP, Dallas, Texas, and David Schwarte, our Executive Vice President and General Counsel, will issue opinions about certain legal matters with respect to the shares for Sabre. As of March 22, 2002, Mr. Schwarte owned approximately 6,474 shares of our Class A common stock, 8,750 restricted shares of our Class A common stock that have not yet vested, 524 shares held in his employee stock purchase plan account, 2,400 performance shares held pursuant to our long term incentive plan and options to purchase 180,000 shares, of which options to purchase 30,937 shares were currently exercisable. Baker Botts L.L.P., Dallas, Texas, will issue an opinion about certain legal matters with respect to the shares for the underwriters. Baker Botts currently represents us in certain labor and employment matters and may continue to provide legal services to us in the future.

                                    EXPERTS

    The consolidated financial statements of Sabre Holdings Corporation appearing in Sabre's Annual Report on Form 10-K for the year ended December 31, 2001 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such financial statements are incorporated herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                           INCORPORATION BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement and the accompanying prospectus, except for any information that is superseded by information that is included directly in this document. Later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference our Annual Report on Form 10-K for the year ended December 31, 2001, our Current Report on Form 8-K filed with the SEC on March 26, 2002 and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all the shares offered under this prospectus supplement are sold. This prospectus supplement and the accompanying prospectus are part of the registration statement we filed with the SEC.

    You may request a copy of these filings, at no cost, by writing or telephoning us at Sabre Holdings Corporation, 3150 Sabre Drive, Southlake, Texas 76092, telephone (682) 605-1000, Attention: Investor Relations.

PROSPECTUS

                           SABRE HOLDINGS CORPORATION
                     CLASS A COMMON STOCK, PREFERRED STOCK,
                   WARRANTS TO PURCHASE CLASS A COMMON STOCK,
                STOCK PURCHASE CONTRACTS, STOCK PURCHASE UNITS,
                              DEBT SECURITIES AND
                      WARRANTS TO PURCHASE DEBT SECURITIES

                                ----------------

    Through this prospectus, we may periodically offer:

    - shares of our Class A common stock;

    - shares of our preferred stock;

    - warrants to purchase our Class A common stock;

    - contracts to purchase shares of our Class A common stock or preferred stock;

    - our debt securities;

    - warrants to purchase our debt securities; and/or

    - units consisting of contracts to purchase shares of our Class A common stock or preferred stock and our preferred stock or debt securities or U.S. treasury securities.

    The offering price of all securities issued under this prospectus may not exceed $750,000,000. We will provide the specific terms of these securities in supplements to this prospectus. This prospectus may be used to offer and sell securities only if accompanied by the prospectus supplement for those securities. You should read this prospectus and any prospectus supplement carefully before you invest in any of these securities.

    Our Class A common stock trades on the New York Stock Exchange under the symbol "TSG." We will list any shares of our Class A common stock sold under this prospectus on the New York Stock Exchange. If we decide to list or seek a quotation for any other securities, the prospectus supplement will disclose the exchange or market on which such securities will be listed or quoted.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                   THE DATE OF THIS PROSPECTUS IS APRIL 17, 2000.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS AND IN ANY PROSPECTUS SUPPLEMENT ACCOMPANYING THIS PROSPECTUS AND THAT WE HAVE REFERRED YOU TO. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS OR IN ANY PROSPECTUS SUPPLEMENT IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THOSE DOCUMENTS.

                            ------------------------

    Unless we specify otherwise, references in this prospectus to "Sabre," "we," "us" and "our" are to Sabre Holdings Corporation and its consolidated subsidiaries.

                            ------------------------

                               TABLE OF CONTENTS

                                                                PAGE
                                                              --------
Sabre.......................................................      3
Use of Proceeds.............................................      3
Ratio of Earnings to Fixed Charges..........................      4
Description of Capital Stock................................      4
Description of Stock Purchase Contracts and Stock Purchase
  Units.....................................................     11
Description of Debt Securities..............................     11
Description of Warrants.....................................     19
Plan of Distribution........................................     20
Legal Matters...............................................     21
Experts.....................................................     21
Where You Can Find More Information.........................     22
Forward-Looking Statements..................................     22

                                     SABRE

GENERAL

    We are a global leader in information technology for the travel and transportation industries. Through our Sabre-TM- computer reservations system, we are a leader in the electronic distribution of travel. The Sabre system allows travel agencies, corporate travel departments and individual consumers to access information about and book reservations with airlines and other providers of travel and travel-related products and services. In addition, we are a leading provider of information technology solutions to the travel and transportation industries and fulfill substantially all of the data processing, network and distributed systems needs of American Airlines, Inc. and AMR Corporation's other subsidiaries, Canadian Airlines International, Ltd., US Airways, Inc. and other customers.

    We are a holding company incorporated in Delaware on June 25, 1996. As the result of a reorganization completed on July 2, 1996, we became the successor to the businesses of The Sabre Group which were formerly operated as divisions or subsidiaries of American Airlines or AMR. On October 17, 1996, we completed an initial public offering of 23,230,000 shares of our Class A common stock, representing approximately 17.8% of the economic interest of our outstanding common equity. As of December 31, 1999, AMR owned all 107,374,000 shares of our Class B Common Stock, representing approximately 82.7% of the economic interest and 98.0% of the combined voting power of all classes of our voting stock.

    On July 30, 1999, we changed our name from The Sabre Group Holdings, Inc. to our current name, Sabre Holdings Corporation.

RECENT DEVELOPMENTS

    On December 14, 1999, AMR announced its intention to distribute its entire ownership interest in us to its stockholders in a spin-off. On March 15, 2000, AMR exchanged all of its shares of our Class B common stock for an equal number of shares of our Class A common stock and then distributed those Class A shares to its stockholders in the form of a stock dividend. The IRS has ruled that the spin-off will be tax-free to us, AMR and AMR's stockholders. In connection with the spin-off, on February 18, 2000 we paid a one-time cash dividend of $675 million, or approximately $5.20 per share, to all stockholders of record as of the opening of regular trading on the New York Stock Exchange on February 15, 2000.

    On March 7, 2000, Travelocity.com, one of our operating units, completed its merger with Preview Travel, Inc., a publicly-traded company engaged in consumer direct travel distribution over the Internet. In connection with the merger, we contributed our Travelocity.com business and Preview Travel contributed its business to a partnership that will operate the combined businesses. We directly, and indirectly through our ownership interest in Travelocity.com, own approximately 70% of this partnership. Public stockholders own the remainder of the partnership through their interests in Travelocity.com. As a result of these transactions, Travelocity.com is now one of the leading online travel services.

                            ------------------------

    Our principal executive offices are located at 4255 Amon Carter Boulevard, Fort Worth, Texas 76155, and our telephone number is (817) 963-6400.

                                USE OF PROCEEDS

    Except as we may otherwise state in any prospectus supplement, we intend to use the net proceeds from the sale of the securities described in this prospectus for general corporate purposes, including the retirement of debt, additions to working capital, capital expenditures and for acquisitions.

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth our consolidated ratio of earnings to fixed charges for the periods indicated. The ratio of earnings to fixed charges is computed by dividing fixed charges into net earnings before income taxes and earnings from equity investees, plus fixed charges and the distributed income from equity investees. Fixed charges include interest costs and the estimated interest component of rent expense (one-third of rent expense under operating leases).

                                                          YEARS ENDED DECEMBER 31,
                                            ----------------------------------------------------
                                              1999       1998       1997       1996       1995
                                            --------   --------   --------   --------   --------
Ratio of earnings to fixed charges........   18.80      11.78      10.48       7.95      16.77

                          DESCRIPTION OF CAPITAL STOCK

    The following description of our capital stock is not complete and is qualified in its entirety by reference to our certificate of incorporation and bylaws and to any certificate of designations that we file with the SEC if we offer preferred stock under this prospectus. We have filed a copy of our certificate of incorporation as an exhibit to the registration statement of which this prospectus is part.

GENERAL

    Our authorized capital stock consists of

    - 250,000,000 shares of Class A common stock, par value $.01 per share,

    - 107,374,000 shares of Class B common stock, par value $.01 per share, and

    - 20,000,000 shares of preferred stock, par value $.01 per share.

As of March 31, 2000, 129,777,118 shares of our Class A common stock, no shares of our Class B common stock and no shares of our preferred stock were issued and outstanding. We have proposed to our stockholders that our certificate of incorporation be amended to remove the provisions that relate to our Class B common stock and the provisions governing the allocation of corporate opportunities and resolution of conflicts of interest among our company, AMR and our respective affiliates. We are also considering amending corresponding provisions in our bylaws. Accordingly, portions of the description of our common stock and charter and bylaw provisions below will no longer apply following the approval by our stockholders of the proposed charter amendments and the adoption of the proposed bylaw amendments. The charter amendments are described in detail in our preliminary proxy statement filed with the SEC in connection with our annual meeting of stockholders.

COMMON STOCK

    VOTING RIGHTS

    The holders of our Class A common stock and Class B common stock generally have identical rights except that holders of our Class A common stock are entitled to one vote per share while holders of our Class B common stock are entitled to 10 votes per share on all matters to be voted on by stockholders. Holders of shares of our Class A common stock and Class B common stock are not entitled to cumulate their votes in the election of directors.

    Generally, all matters to be voted on by our stockholders must be approved by a majority (or, in the case of the election of directors, by a plurality) of the votes entitled to be cast by all of our common stockholders, voting together as a single class, subject to any voting rights granted to any of the holders of our preferred stock. Except as the law may otherwise provide, and subject to any voting rights granted to holders of our preferred stock, amendments to our certificate of incorporation generally must be approved by a majority of the combined voting power of all of our common stockholders, voting together as a single class. However, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of our Class A common stock or our Class B common stock in an adverse way also requires the approval of a majority of the votes entitled to be cast by that class, voting as a separate class. Nevertheless, any amendment to our certificate of incorporation to increase the authorized shares of any class or authorize the creation, authorization or issuance of any securities convertible into, or warrants or options to acquire, shares of that class requires the approval of the holders of a majority of our common stock, voting together as a single class.

    DIVIDENDS

    Holders of our common stock will share in an equal amount per share in any dividend declared by our board of directors, subject to any preferential rights of any of our outstanding preferred stock. Dividends consisting of shares of Class A common stock and Class B common stock may be paid only as follows:

    - shares of our Class A common stock may be paid only to holders of our Class A common stock and shares of our Class B common stock may be paid only to holders of our Class B common stock and

    - shares will be paid proportionally with respect to each outstanding share of our Class A common stock and our Class B common stock.

    OTHER RIGHTS

    On our liquidation, dissolution or winding up, after payment in full of any amounts we must pay to any creditors and any holders of our preferred stock, all of our common stockholders, regardless of class, are entitled to share ratably in any assets available for distribution to our common stockholders.

    No shares of either class of our common stock are subject to redemption or have preemptive rights to purchase additional shares of our common stock.

PREFERRED STOCK

    As of the date of this prospectus, no shares of preferred stock are outstanding. Our board of directors may authorize the issuance of preferred stock in one or more series and may determine, with respect to any series, the designations, powers, preferences and rights of that series, and the qualifications, limitations and restrictions of that series, including:

    - the designation of the series;

    - the number of shares of the series, which number may thereafter be increased or decreased by our board of directors (but not below the number of shares of that series then outstanding);

    - whether dividends, if any, will be cumulative or noncumulative and the dividend rate of the series;

    - the conditions under which and the dates upon which dividends will be payable, and the relation which those dividends will bear to the dividends payable on any other class or classes of stock;

    - the redemption rights and price or prices, if any, for shares of the series;

    - the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

    - the amounts payable on and the preferences of shares of the series, in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of our company;

    - whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of that other class or series or that other security, the conversion price or prices or rate or rates, any adjustments to that price or those prices or that rate or those rates, the date or dates as of which those shares will be convertible and all other terms and conditions upon which the conversion may be made;

    - restrictions on the issuance of shares of the same series or of any other class or series; and

    - the voting rights, if any, of the holders of shares of that series.

    We believe that the ability of our board of directors to issue one or more series of preferred stock will provide us with flexibility in structuring possible future financings and acquisitions and in meeting other corporate needs that might arise. Our authorized shares of preferred stock will be available for issuance without further action by our stockholders, unless that action is required by applicable law or the rules of any stock exchange or automated quotation system on which our securities may be listed or traded. The New York Stock Exchange currently requires stockholder approval as a prerequisite to listing shares in several instances, including where the present or potential issuance of shares could result in an increase in the number of shares of common stock outstanding, or in the amount of voting securities outstanding, of at least 20%.

    Although our board of directors has no intention at the present time of doing so, it could issue a series of preferred stock that could, depending on the terms of that series, impede the completion of a merger, tender offer or other takeover attempt. Our board of directors may decide to issue those shares based on its judgment as to the best interests of our company and our stockholders. Our board of directors, in so acting, could issue preferred stock having terms that could discourage a potential acquiror from making an unsolicited and unwanted acquisition attempt through which that acquiror may be able to change the composition of our board of directors, including a tender offer or other transaction that some, or a majority, of our stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of that stock.

BUSINESS COMBINATION STATUTE

    We are subject to Section 203 of the Delaware General Corporation Law (referred to as the DGCL) which restricts certain business combinations between our company and an "interested stockholder" or its affiliates or associates for three years after the stockholder becomes an "interested stockholder." An "interested stockholder" is, in general, a stockholder that owns 15% or more of a corporation's outstanding voting stock. The restrictions do not apply if our board of directors approved the transaction that caused an interested stockholder to become an interested stockholder, our board of directors approves the transaction and stockholders holding at least 66 2/3% of our outstanding voting stock not owned by the interested stockholder approves the transaction at a stockholders' meeting or upon consummation of the transaction, the interested stockholder owns at least 85% of our voting stock outstanding at the time the transaction commenced (excluding certain shares). Because AMR became an interested stockholder at a time when the restrictions did not apply, the restrictions will not apply to any business combination with AMR. Although our stockholders may elect to exclude our company from the restrictions imposed by
Section 203 of the DGCL, our certificate of incorporation does not currently exclude us from those restrictions.

CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    The summary set forth below describes certain provisions of our certificate of incorporation and bylaws. The summary is qualified in its entirety by reference to the provisions of our certificate of incorporation and bylaws, copies of which we have filed as exhibits to the registration statement of which this prospectus forms a part.

    Some of the provisions of our certificate of incorporation and bylaws discussed below may have the effect, either alone or in combination with the provisions of Section 203 discussed above, of making more difficult or discouraging a tender offer, proxy contest or other takeover attempt that is opposed by our board of directors but that a stockholder might consider to be in its best interest.

    CLASSIFIED BOARD OF DIRECTORS

    Our certificate of incorporation and bylaws provide for a classified board of directors. Except for directors that may be elected by the holders of our preferred stock or any other series or class of our stock, our board is divided into three classes, with the directors of each class as nearly equal in number as possible. The directors of each class serve a term that expires at the third succeeding annual meeting of our stockholders after their election, and each director holds office until his or her successor is duly elected and qualified. At each annual meeting of our stockholders, the term of a different class of our directors expires. Our board of directors may not consist of more than 12 or less than three directors. Our bylaws also provide generally that any vacancies will be filled only by the affirmative vote of a majority of our remaining directors, even if less than a quorum. Therefore, without an amendment to our bylaws, our board of directors could prevent any stockholder from enlarging our board of directors and filling the new directorships with that stockholder's own nominees.

    Our certificate of incorporation and bylaws generally provide that our directors may be removed only for cause and only upon the affirmative vote of holders of at least 80% of the voting power of all the then outstanding shares of our stock entitled to vote generally in the election of directors ("Voting Stock"), voting together as a single class.

    The classification of our directors will have the effect of making it more difficult to change the composition of our board of directors. It could also have the effect of discouraging a third party from initiating a proxy contest, making a tender offer or otherwise attempting to obtain control of our company, even though such an attempt might be beneficial to our company and our stockholders.

    NO STOCKHOLDER ACTION BY WRITTEN CONSENT; SPECIAL MEETINGS

    Our certificate of incorporation and bylaws generally provide thatstockholder action can be taken only at an annual or special meeting of our stockholders and may not be taken by written consent in place of a meeting. Our bylaws generally provide that special meetings of our stockholders can be called only by our board of directors. Our stockholders may not call a special meeting or require that our board of directors call such a meeting. The business conducted at any special meeting of our stockholders is limited to the business set forth in our notice of meeting provided to stockholders.

    ADVANCE NOTICE PROVISIONS FOR STOCKHOLDER NOMINATIONS AND STOCKHOLDER
     PROPOSALS

    Our bylaws establish an advance notice procedure for our stockholders to make nominations of candidates for election as directors or bring other business before an annual meeting of our stockholders. This stockholder notice procedure provides that only persons who are nominated by, or at the direction of, our board of directors, or by a stockholder who has given timely written notice, will be eligible for election as directors of our company. In addition, the business that may be conducted at an annual meeting is limited to business that has been brought before the meeting by, or at the direction of, our chairman of the board or our board of directors or by a stockholder who has given timely written notice of that stockholder's intention to bring that business before the meeting.

    The stockholder notice procedure may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to our company and our stockholders.

AMENDMENTS

    Our certificate of incorporation and bylaws require that any amendment to the provisions of our bylaws or to certain provisions of our certificate of incorporation, including those provisions discussed above, must be approved by the holders of at least 80% of the Voting Stock. Our certificate of incorporation further provides that our board of directors may amend our bylaws.

CORPORATE OPPORTUNITY AND CONFLICT OF INTEREST POLICIES

    Our certificate of incorporation contains provisions to address some potential conflicts of interest between our company and AMR. In general, these provisions recognize that we and AMR and our and their subsidiaries may engage in the same or similar business activities and lines of business and may have an interest in the same corporate opportunities. These provisions recognize that we and AMR and our and their subsidiaries will continue to have contractual and business relations with each other even after the tax-free spin-off.

    CORPORATE OPPORTUNITY POLICY

    Our certificate of incorporation provides that, except as AMR may otherwise agree in writing, AMR will have the right to

    - engage in the same or similar business activities or lines of business as our company,

    - do business with any potential or actual client, customer or supplier of our company and

    - employ or engage any of our officers or employees.

    Neither AMR nor any of its officers or directors will be liable to us or our stockholders for any breach of fiduciary duty by reason of these activities. In addition, if AMR learns of a potential transaction or matter that may be a corporate opportunity for both AMR and our company, AMR will have no duty to communicate that opportunity to us. AMR will not be liable to us or our stockholders because AMR pursues or acquires that corporate opportunity for itself, directs that corporate opportunity to another person or entity or does not present that corporate opportunity to us.

    If one of our directors or officers who is also a director or officer of AMR learns of a potential transaction or matter that may be a corporate opportunity for both our company and AMR, our certificate of incorporation requires that our director or officer act in good faith under the following three-part policy:

    - a corporate opportunity offered to any person who is a director but not an officer of our company and who is also an officer (whether or not a director) of AMR will belong to AMR, unless the opportunity is expressly offered to that person primarily in his or her capacity as a director of our company; in that case, the opportunity will belong to us.

    - a corporate opportunity offered to any person who is an officer (whether or not a director) of our company and who is also a director but not an officer of AMR will belong to us, unless the opportunity is expressly offered to that person primarily in his or her capacity as a director of AMR; in that case the opportunity will belong to AMR.

    - a corporate opportunity offered to any other person who is either an officer of both our company and AMR or a director of both our company and AMR will belong to AMR or to us, as applicable, if the opportunity is expressly offered to the person primarily in his or her capacity as an officer or director of AMR or of our company, respectively. Otherwise, the opportunity will belong to AMR.

    Under our certificate of incorporation, neither we nor AMR can pursue (or direct to another person or entity) any corporate opportunity that belongs to the other until the party to whom the opportunity determines not to pursue the opportunity. However, if the party to whom the corporate opportunity belongs does not within a reasonable period of time begin to pursue, or thereafter continue to pursue, the opportunity diligently and in good faith, the other party may pursue the opportunity (or direct it to another person or entity).

    A director or officer of our company who follows the three-part policy above will be considered to have acted reasonably and in good faith and fully to have satisfied his or her duties of loyalty and fiduciary duties to our company and our stockholders with respect to that opportunity.

    Under our certificate of incorporation, "corporate opportunities" potentially allocable to our company consist of business opportunities which

    - we are financially able to undertake;

    - are, from their nature, in our line or lines of business and are of practical advantage to us; and

    - are ones in which we have an interest or reasonable expectancy.

In addition, "corporate opportunities" do not include transactions that we or AMR may participate in under any agreement between our company and AMR when any of our equity is held of record by any person other than AMR or subsequently entered into with the approval of our disinterested directors. For purposes of these corporate opportunity provisions, our chairman of the board or chief executive officer will not be considered an officer of our company by reason of holding that position, unless that person is one of our full-time employees.

    CONFLICT OF INTERESTS POLICY

    Our certificate of incorporation provides that no contract, agreement, arrangement or transaction between

    - our company and AMR,

    - our company and any customer or supplier or any entity in which one of our directors has a financial interest (a "Related Entity"), or

    - our company and one or more of the directors or officers of our company, AMR or any Related Entity,

or any amendment, modification or termination of that contract, agreement, arrangement or transaction, will be voidable solely because

    - AMR or that customer or supplier, any Related Entity, or any one or more of the officers or directors of our company, AMR or any Related Entity are parties to it, or

    - any of those directors or officers are present at or participate in the meeting of our board of directors or committee of the board which authorizes the contract, agreement, arrangement, transaction, amendment, modification or termination (each, a "Transaction") or

    - solely because their votes are counted for that purpose,

if one of the following four requirements is met:

    - the material facts as to the Transaction are disclosed or known to our board of directors or the committee of our board that authorizes the Transaction, and our board of directors or that committee in good faith approves the Transaction by a majority of the disinterested directors on our board or that committee, even if the disinterested directors are less than a quorum;

    - the material facts as to the Transaction are disclosed or known to the holders of the Voting Stock entitled to vote on the Transaction, and the Transaction is specifically approved by vote of the holders of a majority of the then outstanding Voting Stock not owned by AMR or the Related Entity, voting together as a single class;

    - the Transaction is effected under guidelines which are in good faith approved by a majority of the disinterested directors on our board of directors or the applicable committee of the board or by vote of the holders of a majority of the then outstanding Voting Stock not owned by AMR or the Related Entity, voting together as a single class; or

    - the Transaction is fair to our company as of the time it is approved by our board of directors, a committee of our board or our stockholders.

    Our certificate of incorporation also provides that any Transaction authorized, approved or effected, and each of the guidelines so authorized or approved, as described in the first three items of the immediately preceding list, will be deemed to be entirely fair to our company and our stockholders; provided that, if that authorization or approval is not obtained, or the Transaction is not so effected, no presumption shall arise that the Transaction or guideline is not fair to our company and our stockholders.

    The affirmative vote of the holders of more than 80 percent of the outstanding Voting Stock, voting together as a single class, will be required to alter, amend or repeal any of these conflict of interest or corporate opportunity provisions in a manner adverse to the interests of AMR.

RIGHTS TO PURCHASE SECURITIES AND OTHER PROPERTY

    Our certificate of incorporation authorizes our board of directors to create and issue rights entitling their holders to purchase shares of capital stock or other securities or property from us. Our board of directors will determine the times at which and terms upon which those rights are to be issued. Our board of directors has authority to determine, among other things:

    - the purchase price of the capital stock to be purchased upon exercise of those rights;

    - provisions relating to the times at which and the circumstances under which those rights may be exercised or sold or otherwise transferred, either together with or separately from, any other stock or other securities of our company;

    - provisions which adjust the number or exercise price of such rights or amount or nature of the stock receivable upon exercise of those rights if there is a combination, split or recapitalization of any of our stock, a change in ownership of our stock or other securities or a reorganization, merger, consolidation, sale of assets or other event relating to our company or our stock, and provisions restricting our ability to enter into any such transaction absent an assumption by the other party or parties to the transaction of our obligations under those rights;

    - provisions which deny the holder of a specified percentage of our outstanding securities the right to exercise those rights and cause those rights held by that holder to become void;

    - provisions which permit us to redeem or exchange those rights; and

    - the appointment of the rights agent with respect to those rights.

LISTING

    Our Class A common stock trades on the New York Stock Exchange under the symbol "TSG." We will list any shares of our Class A common stock sold under this prospectus on the New York Stock Exchange.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is Bank One Trust Company, NA.

        DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

    We may issue stock purchase contracts, including contracts that would require holders to purchase from us and for us to sell to them, a specified number of shares of our Class A common stock or preferred stock at a future date or dates. The price per share of Class A common stock and number of shares of Class A common stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. We may issue the stock purchase contracts separately or as part of stock purchase units consisting of a stock purchase contract and debt securities, preferred stock or U.S. Treasury securities, that secure the holders' obligations to purchase our Class A common stock or preferred stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and those payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations under the stock purchase contracts in a specified manner.

    We will describe the terms of any stock purchase contracts or stock purchase units that we offer under this prospectus in a prospectus supplement. The description in the prospectus supplement will not necessarily be complete and will be qualified in its entirety by reference to the stock purchase contracts or stock purchase units.

                         DESCRIPTION OF DEBT SECURITIES

    The following description summarizes some of the general terms and conditions of the debt securities that we may issue under this prospectus. We will describe the particular terms of any debt securities that we offer and the extent to which the general provisions below will apply to those debt securities in a prospectus supplement relating to those debt securities.

    We will issue these debt securities under an indenture. SunTrust Bank will serve as the trustee under the indenture. The terms of the debt securities will include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939, as amended. The debt securities will be subject to all those terms, and we refer the holders of the debt securities to the indenture and the Trust Indenture Act for a statement of those terms. Unless we otherwise indicate, capitalized terms have the meanings given them in the indenture.

    The applicable prospectus supplement will specify whether the debt securities we issue will be senior, senior subordinated or subordinated (including, if applicable, junior subordinated) debt. The debt securities may be convertible into shares of our preferred stock or Class A common stock or other securities or may be issued as part of units of debt securities and other securities that we may offer under this prospectus. If we issue debt securities as part of units consisting of debt securities and other securities we may issue under this prospectus or in exchange for shares of our preferred stock, we will describe any applicable material federal income tax consequences to holders in the applicable prospectus supplement.

    The following summary of various provisions of the indenture and the debt securities is not complete.

GENERAL

    The indenture will not limit the amount of additional indebtedness that we or any of our subsidiaries may incur, except as we may provide in the applicable prospectus supplement. The debt securities will be senior or subordinated obligations as described in the applicable prospectus supplement.

    We will indicate in the applicable prospectus supplement the following terms of and information concerning any debt securities we issue (to the extent those terms apply to those debt securities and have not been otherwise described):

    - the specific title, aggregate principal amount, denomination and form;

    - the date of maturity (or the method by which that date may be determined or extended);

    - any interest rate or rates, whether fixed or floating (or the method by which that rate or those rates will be determined);

    - the date from which interest will accrue (or the method by which that date may be determined or reset), the dates on which that interest will be payable and the record date for any interest payable on the interest payment date and the basis upon which interest will be calculated if other than that of a 360-day year of twelve 30-day months;

    - the place or places where the principal of and any premium and any interest on the debt securities will be payable, or where those debt securities may be surrendered for registration of transfer or exchange, if not the corporate trust office of the trustee for those debt securities;

    - the portion of the principal amount of debt securities of the series payable upon certain declarations of acceleration or the method by which that portion shall be determined;

    - the denominations and the currency, currencies, currency units or composite currencies in which the debt securities will be issuable;

    - the currency, currencies, currency units or composite currencies in which payments on the debt securities will be made, if not U.S. dollars;

    - whether the debt securities are senior debt securities or subordinated debt securities, and if subordinated debt securities, the terms of the subordination;

    - any redemption, repayment or sinking fund provisions, including the period or periods within which, the currency, currencies, currency units or composite currencies in which and the other terms and conditions upon which we may redeem the debt securities;

    - the ability of a holder of a debt security to renew or extend the maturity of all or any portion of a debt security;

    - whether the debt securities are convertible into or exchangeable for our common stock or preferred stock or other securities and the terms of the security into which they are convertible or exchangeable (see "Description of Capital Stock"), the conversion price or exchange ratio, other terms related to conversion and exchange and any anti-dilution protections;

    - whether the debt securities will be sold as part of units consisting of debt securities and other securities that we may offer under this prospectus;

    - if the amount of payments of principal of or any premium or interest on any debt securities of the series may be determined by reference to an index, formula or other method, the index, formula or other method by which those amounts will be determined;

    - whether and by what method the debt securities of the series (or certain covenants under the related indenture) may be defeased and discharged by us;

    - whether the debt securities of the series shall be issued in whole or in part as book-entry securities;

    - whether additional debt securities of the series may be issued following the initial issuance of the debt securities of the series;

    - any applicable material federal income tax consequences; and

    - any other material specific terms of the debt securities, including any material additional events of default or covenants provided for and any material terms that may be required by or advisable under applicable laws or regulations.

PAYMENT OF PRINCIPAL, PREMIUM AND INTEREST

    Unless otherwise indicated in an applicable prospectus supplement, principal of and premium, if any, and interest, if any, on the debt securities will be payable, and the debt securities will be exchangeable and transfers of debt securities will be registrable, at the office of the trustee at 25 Park Place, N.E., 24th Floor, Atlanta, Georgia 30303-2900. At our option, however, payment of interest may be made by:

    - wire transfer on the date of payment in immediately available federal funds or next day funds to an account specified by written notice to the trustee from any holder of debt securities;

    - any similar manner that the holder may designate in writing to the trustee; or

    - check mailed to the address of the holder as it appears in the security register.

    Any payment of principal and premium, if any, and interest, if any, required to be made on a day that is not a business day need not be made on that day, but may be made on the next succeeding business day with the same force and effect as if made on the non-business day. No interest will accrue for the period from and after the non-business day.

    Unless otherwise indicated in the prospectus supplement relating to the particular series of debt securities, we will issue the debt securities only in fully registered form, without coupons, in denominations of $1,000 or any multiple of $1,000. We will not require a service charge for any transfer or exchange of the debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection with any transfer or exchange.

ORIGINAL ISSUE DISCOUNT SECURITIES

    Debt securities may be issued under the indenture as original issue discount securities to be offered and sold at a substantial discount from their stated principal amount. An original issue discount security under the indenture includes any security which provides for an amount less than its principal amount to be due and payable upon a declaration of acceleration upon the occurrence of an event of default. In addition, under regulations of the U.S. Treasury Department it is possible that debt securities which are offered and sold at their stated principal amount would, under certain circumstances, be treated as issued at an original issue discount for federal income tax purposes, and special rules may apply to debt securities and warrants which are considered to be issued as "investment units". Federal income tax consequences and other special considerations applicable to any such original issue discount securities, or other debt securities treated as issued at an original issue discount, and to "investment units" will be described in the applicable prospectus supplement.

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BOOK-ENTRY DEBT SECURITIES

    The debt securities of a series may be issued in the form of one or more global securities that will be deposited with a depository or its nominee identified in the prospectus supplement relating to the debt securities. In this case, one or more global securities will be issued in a denomination or total denominations equal to the portion of the total principal amount of outstanding debt securities to be represented by the global security or securities. Unless and until it is exchanged in whole or in part for debt securities in definitive registered form, a global security may not be registered for transfer or exchange except as a whole by the depository for the global security to a nominee of the depository and except in the circumstances described in the prospectus supplement relating to the debt securities. We will describe in the applicable prospectus supplement the terms of any depository arrangement and the rights and limitations of owners of beneficial interests in any global debt security.

CERTAIN COVENANTS OF SABRE

    RESTRICTIONS ON SECURED DEBT

    Unless otherwise provided in the prospectus supplement with respect to any series of the debt securities, if Sabre or any domestic subsidiary incurs, issues, assumes or guarantees any indebtedness for borrowed money represented by notes, bonds, debentures or other similar evidences of indebtedness, secured by a mortgage, pledge or other lien on any principal domestic property or on any shares of stock or debt of any domestic subsidiary, Sabre will secure, or cause its domestic subsidiary to secure, the debt securities equally and ratably with, or prior to, that indebtedness, so long as that indebtedness is to be secured, unless after giving effect to it the aggregate amount of all secured indebtedness, together with all attributable debt in respect of sale and leaseback transactions involving principal domestic properties, would not exceed 15% of Sabre's consolidated net assets. This restriction will not apply to, and there shall be excluded in computing secured indebtedness for the purpose of this restriction, indebtedness secured by:

    - mortgages on property of, or on any shares of stock or debt of, any corporation existing at the time that corporation becomes a domestic subsidiary; provided that such mortgages or liens are not incurred in anticipation of such corporation becoming a domestic subsidiary;

    - mortgages in favor of Sabre or any domestic subsidiary;

    - mortgages in favor of U.S. or foreign governmental bodies to secure partial, progress, advance or other payments;

    - mortgages on property, shares of stock or debt existing at the time of acquisition, including acquisition through merger or consolidation, purchase money mortgages and construction cost mortgages existing at or incurred within 120 days of the time of acquisition;

    - mortgages existing on the first date on which the debt security is authenticated by the trustee;

    - mortgages incurred in connection with pollution control, industrial revenue or similar financings; and

    - any extension, renewal or replacement of any debt secured by any mortgage referred to in the foregoing list, inclusive; provided that the principal amount of debt secured by such mortgage shall not be increased.

    RESTRICTIONS ON SALES AND LEASEBACKS

    Unless otherwise provided in the prospectus supplement with respect to any series of the debt securities, neither Sabre nor any domestic subsidiary may enter into any sale and leaseback transaction

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involving any principal domestic property, the acquisition or completion of construction and commencement of full operation of which has occurred more than 120 days prior thereto, unless:

    - Sabre or the domestic subsidiary could incur a mortgage on the property under the restrictions described above under "Restrictions on Secured Debt" in an amount equal to the attributable debt with respect to the sale and leaseback transaction without equally and ratably securing the debt securities; or

    - Sabre, within 120 days after the sale or transfer by Sabre or any domestic subsidiary, applies to the purchase of other property that constitutes a principal domestic property or the retirement of Sabre's or any domestic subsidiary's funded debt, which is defined as indebtedness for borrowed money having a maturity of, or by its terms extendible or renewable for, a period of more than 12 months after the date of determination of the amount, an amount equal to the greater of:

    (1) the net proceeds of the sale of the principal domestic property sold and leased under such arrangement; or

    (2) the attributable debt with respect to such sale and leaseback transaction.

    The following are the meanings of terms that are important in understanding the restrictive covenants previously described:

    - "attributable debt" means, in connection with a sale and leaseback transaction involving a lease with an original term of more than 12 months, (1) the present value of the total net amount of rent required to be paid under such lease during the remaining term of the lease (including any renewal term or period for which such lease has been extended), discounted at the rate of interest set forth or implicit in the terms of such lease or, if not practicable to determine such a rate, the weighted average interest rate per year borne by the debt securities of each series outstanding under the indenture compounded semi-annually, or
      (2) if the obligation with respect to such sale and leaseback transaction is required to be classified and accounted for as a capitalized lease for financial reporting purposes in accordance with generally accepted accounting principles, the amount equal to the capitalized amount of such obligation determined in accordance with generally accepted accounting principles and included in the financial statements of the lessee.

    - "consolidated net assets" means the aggregate amount of assets, less reserves and other deductible items, after deducting current liabilities, as shown on Sabre's most recent consolidated balance sheet and prepared in accordance with generally accepted accounting principles.

    - "domestic subsidiary" means a subsidiary of Sabre which owns a principal domestic property and transacts substantially all of its business or maintains substantially all of its property within the United States, excluding its territories, possessions and Puerto Rico. The term does not include any subsidiary which is engaged primarily in financing operations outside of the United States or in leasing personal property or financing inventory, receivables or other property.

    - "principal domestic property" means any building, structure or other facility, together with the land on which it is erected and fixtures comprising a part of it, used primarily for information processing, research or housing hardware or software required for information processing, located in the United States, excluding its territories, possessions and Puerto Rico, owned or leased by Sabre or one of Sabre's subsidiaries and having a net book value in excess of 1% of Sabre's consolidated net assets, other than any such building, structure or other facility or a portion which Sabre's principal executive officer, president and principal financial officer determine in good faith is not of material importance to the total business conducted or assets owned by Sabre and its subsidiaries as an entirety.

    - "subsidiary" means any corporation, association or other business entity of which more than 50% of the outstanding Voting Interests is owned directly or indirectly by Sabre or by one or more other subsidiaries or by Sabre and one or more subsidiaries.

    - "Voting Interests" means, with respect to any corporation, association or other business entity (each, a "person"), any and all shares, interests, participations or other equivalents in equity of such person, ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such person.

REDEMPTION

    If and to the extent we provide in the applicable prospectus supplement, we will have the right to redeem the debt securities, in whole or from time to time in part, after the date and at the redemption prices set forth in the applicable prospectus supplement.

EVENTS OF DEFAULT

    The indenture defines an event of default for the debt securities of any series as:

    - failure to pay principal (or premium) on any debt security of that series when due;

    - failure to pay interest on any debt security of that series within 30 days of the date when due;

    - failure to deposit any sinking fund payment when due for that series;

    - failure to perform for 90 days after notice any of the other covenants in the indenture;

    - a default with respect to any of our publicly traded indebtedness in an amount in excess of $50 million, which default results in the acceleration of that indebtedness and the indebtedness is not discharged, the default is not cured or waived or the acceleration is not rescinded within ten days of the acceleration;

    - certain events of bankruptcy, insolvency or reorganization; and

    - any other event of default provided for debt securities of that series.

    The indenture provides that if any event of default affecting outstanding debt securities of any series occurs and is continuing, either the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, the portion of the principal amount of those debt securities as specified by their terms) of all debt securities of that series to be due and payable immediately. However, under certain circumstances the holders of a majority in principal amount of the outstanding debt securities of that series on behalf of the holders of all debt securities of that series may annul a declaration and waive past defaults (except, unless previously cured, a default in payment of principal of or any premium or any interest on the debt securities of that series and other specified defaults).

    We refer you to the prospectus supplement relating to each series of debt securities that are original issue discount securities for the particular provisions regarding acceleration of the maturity of a portion of the principal amount of those original issue discount securities if an event of default occurs and continues.

    The indenture contains a provision entitling the trustee, subject to its duty to act with the required standard of care during a default under any series of debt securities, to be indemnified by the holders

                                       16
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of debt securities of that series before exercising any right or power under the indenture at the request of the holders of the debt securities of that series.

    The indenture provides that no holder of debt securities of any series may institute proceedings, judicial or otherwise, to enforce the indenture except if the trustee fails to act for 60 days after it receives a written request to enforce the indenture by the holders of at least 25% in aggregate principal amount of the then outstanding debt securities of that series and an offer of reasonable indemnity. This provision will not prevent any holder of debt securities from enforcing payment of the principal of and any premium and interest on those debt securities when due. The holders of a majority in aggregate principal amount of the debt securities of any series outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on it with respect to those debt securities. However, the trustee may refuse to follow any direction that it determines would be illegal or would conflict with the indenture or involve it in personal liability or which would unjustly prejudice holders of the debt securities of that series not joining the proceeding.

    The indenture provides that the trustee will, within 90 days after a default occurs that affects the outstanding debt securities of any series, give to the holders of those debt securities notice of that default, unless that default has been cured or waived. Except in the case of a default in the payment of principal of, or any premium or interest on, any debt securities or payment of any sinking fund installment, the trustee will be protected in withholding of that notice if it determines in good faith that the withholding of that notice is in the interest of the holders of the debt securities of that series.

    We will be required to file with the trustee annually an officers' certificate as to the absence of certain defaults under the terms of the indenture.

DEFEASANCE OF DEBT SECURITIES OR SELECTED COVENANTS

    DEFEASANCE AND DISCHARGE. Unless we otherwise indicate in the applicable prospectus supplement, the debt securities of any series will provide that we will be discharged from all obligations under the debt securities of that series (except for obligations to register the transfer or exchange of debt securities of that series, to replace stolen, lost or mutilated debt securities of that series, to maintain paying agencies and to hold moneys for payment in trust) once we deposit with the trustee, in trust, money and/or U.S. government obligations, which through the payment of interest and principal, will provide a sufficient amount of money to pay and discharge the principal of (and any premium) and any interest on, and any mandatory sinking fund payments that apply to, the debt securities of that series on the stated maturity of those payments. This discharge may occur only if, among other things, we deliver to the trustee an opinion of counsel stating that we have received from, or there has been published by, the IRS a ruling, or there has been a change in tax law, that would cause the discharge not to be deemed, or result in, a taxable event for the holders of the debt securities of that series.

    DEFEASANCE OF SELECTED COVENANTS. Unless we otherwise provide in the applicable prospectus supplement, the debt securities of any series will permit us not to comply with some restrictive covenants, including those relating to consolidation and merger in the indenture, if we satisfy certain conditions. We will be able to defease those covenants if, among other things:

    - we deposit with the trustee money and/or U.S. government obligations, which, through the payment of interest and principal, will provide a sufficient amount of money to pay the principal of (and any premium) and any interest on, and any mandatory sinking fund payments applicable to, the debt securities of that series on the stated maturity of those payments; and

    - we deliver to the trustee an opinion of counsel stating that the deposit and related covenant defeasance will not cause the holders of the debt securities of that series to recognize income, gain or loss for federal income tax purposes.

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
    If we elect to defease the covenants of a series of debt securities and subsequently those debt securities are declared due and payable because an event of default has occurred, the amount of money and/or U.S. government obligations on deposit with the trustee will be sufficient to pay amounts due on those debt securities at their stated maturity but may not be sufficient to pay amounts due on those debt securities at the time of the acceleration. However, we will remain liable for those payments.

    We will state in the prospectus supplement for any particular series of debt securities if any defeasance provisions will apply to those debt securities.

MODIFICATION OF THE INDENTURE AND WAIVER OF COVENANTS

    The indenture permits us and the trustee, with the consent of the holders of at least a majority in principal amount of outstanding debt securities of each series affected, to execute supplemental indentures adding provisions to or changing or eliminating provisions of the indenture or modifying the rights of the holders of outstanding debt securities of that series, except that no supplemental indenture may, without the consent of the holder of each outstanding debt security affected:

    - change the stated maturity, or reduce the principal amount, any premium on or the rate of payment of any interest on, of any debt security of any series;

    - reduce the principal amount of, or the premium, if any, or, except as otherwise provided in the prospectus supplement, interest on, any debt security, including in the case of an original issue discount security the amount payable upon acceleration of the maturity;

    - change the place or currency of payment of principal of, premium, if any, or interest on any debt security;

    - impair the right to institute suit for the enforcement of any payment on any debt security on or at the stated maturity thereof, or in the case of redemption, on or after the redemption date; or

    - reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the indenture or for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults.

    The indenture also allows us not to comply with certain covenants in the indenture upon waiver by the holders of a majority in principal amount of outstanding debt securities of the series affected.

CONSOLIDATION, MERGER AND SALE OF ASSETS

    The indenture allows us, without the consent of the holders of any of the outstanding debt securities, to consolidate with or merge into any other person or transfer or lease our assets substantially as an entirety to any person if:

    - the successor is a corporation organized under the laws of any domestic jurisdiction;

    - the successor corporation assumes our obligations on the debt securities and under the indenture; and

    - after giving effect to the transaction no event of default, and no event which, after notice or lapse of time, would become an event of default, shall have happened and be continuing.

CONCERNING THE TRUSTEE

    SunTrust Bank is the trustee under the indenture. We maintain banking relationships in the ordinary course of business with the trustee. The trustee is also a lender under our revolving credit agreement and a party to certain other financing transactions with us.

GOVERNING LAW

    Unless we otherwise specify in the applicable prospectus supplement, the indenture for the debt securities and the debt securities will be governed by New York law.

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                            DESCRIPTION OF WARRANTS

    We may issue debt warrants for the purchase of debt securities or Class A common stock warrants for the purchase of our Class A common stock. Debt warrants and Class A common stock warrants are referred to in this prospectus collectively as "Securities Warrants." Securities Warrants may be issued independently or together with any debt securities or Class A common stock offered by any prospectus supplement and may be attached to or separate from those debt securities or Class A common stock.

    Each series of Securities Warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with warrant certificates evidencing the Securities Warrants. The warrant agent will not assume any obligation or relationship of agency or trust for or with any holders of warrant certificates or beneficial owners of Securities Warrants.

    The following description summarizes the general terms of the form of warrant agreements and warrant certificates which have been filed as exhibits to the registration statement of which this prospectus forms a part. You should read the warrant agreement and warrant certificates for provisions summarized below and others that may be important to you.

GENERAL

    The prospectus supplement relating to a particular series of warrants will include the specific forms of the series, including, where applicable, the following:

    - the title of the Securities Warrants;

    - the offering price;

    - the currency or currency units in which the purchase price for offered Securities Warrants may be payable;

    - the title, total principal amount, currency or currency units and other terms of debt securities purchasable upon exercise of debt warrants;

    - the number of shares of Class A common stock purchasable upon the exercise of a common stock warrant;

    - the redemption or call provisions, if any, applicable to the Securities Warrants;

    - the designation and terms of the debt securities with which the offered debt warrants are issued and the number of debt warrants issued with each such debt security;

    - the date on and after which the Securities Warrants and the related debt securities or shares of Class A common stock will be separately transferable;

    - the price and currency or currency units at which the amount of debt securities or shares of Class A common stock, as the case may be, may be purchased upon exercise;

    - the date on which the right to exercise the Securities Warrants begins and the date on which the right to exercise expires (the "expiration date");

    - the minimum and maximum amount of Securities Warrants that may be exercised at any one time;

    - the antidilution provisions of the Securities Warrants, if any;

    - United States federal income tax consequences applicable to that Securities Warrant;

    - whether the Securities Warrants represented by the warrant certificates will be issued in registered or bearer form; and

    - any other terms of the Securities Warrants, including terms, procedures and limitations relating to exchange and exercise of the Securities Warrants.

TRANSFERS AND EXCHANGE

    Warrant certificates may be exchanged for new warrant certificates of different denominations, may, if in registered form, be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent. We may specify other offices where these activities may be conducted in an applicable prospectus supplement. Before the exercise of any Securities Warrants, holders of the Securities Warrants will not have any of the rights of holders of the debt securities or Class A common stock, as applicable, purchasable upon exercise. This means holders of debt warrants will not have the right to receive payments of principal, premium, if any, or interest, if any, on the debt securities purchasable upon exercise or to enforce covenants in the indenture governing the underlying debt securities. Holders of Class A common stock warrants will not have the right to receive payments of dividends, if any, on the Class A common stock purchasable upon such exercise or to exercise any applicable right to vote.

EXERCISE

    Each Securities Warrant will entitle its holder to purchase the principal amount of debt securities or the number of shares of Class A common stock at the exercise price that is set forth in, or calculable from, the applicable prospectus supplement. Holders will be able to exercise Securities Warrants at any time up to the time on the expiration date set forth in the applicable prospectus supplement. After that time, or a later date to which such expiration date may be extended by us, unexercised Securities Warrants will become void.

    Holders will be able to exercise Securities Warrants by delivering to the warrant agent at its corporate trust office warrant certificates properly completed and paying the exercise price. As soon as practicable after such delivery, we will issue and deliver to the indicated holder the debt securities or shares of Class A common stock issuable upon that exercise. If fewer than all of the Securities Warrants represented by a warrant certificate are exercised, we will issue a new warrant certificate for the remaining number of Securities Warrants.

                              PLAN OF DISTRIBUTION

    We may sell securities issuable under this prospectus to or through one or more underwriters or dealers and also may sell those securities directly to institutional investors or other purchasers, or through agents.

    We may distribute the securities periodically in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to those prevailing market prices or at negotiated prices.

    In connection with the sale of any securities under this prospectus, underwriters or agents may receive compensation from us or from purchasers of securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of the securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of those securities by them may be deemed to be underwriting discounts and commissions under the Securities Act. Any of those underwriters or agents will be identified, and any compensation received from us will be described, in the related prospectus supplement.

                                       20
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    Under agreements that we may enter into, underwriters and agents who participate in the distribution of securities issuable under this prospectus may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act.

    If we so indicate in the related prospectus supplement, we will authorize underwriters or other persons acting as our agents to solicit offers by some institutions to purchase securities from us under contracts providing for payment and delivery on a future date. Institutions with whom we would enter into those contracts include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and others, but in all cases those institutions must be approved by us. The obligations of any purchaser under a contract will be subject to the condition that the purchase of the securities will not at the time of delivery be prohibited under the laws of the jurisdiction to which that purchaser is subject. The underwriters and those other agents will not have any responsibility as to the validity or performance of those contracts.

    If underwriters or dealers are used in the sale, until the distribution of the securities is completed, rules of the SEC may limit the ability of underwriters and some selling group members to bid for and purchase the securities. As an exception to these rules, underwriters may engage in some transactions that stabilize the price of the securities. Those transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the securities.

    If any underwriters create a short position in the securities in connection with any offering, that is, if they sell more securities than are set forth on the cover page of any prospectus supplement accompanying this prospectus, the underwriters may reduce that short position by purchasing securities in the open market.

    Underwriters may also impose a penalty bid on some selling group members. This means that if the underwriters purchase securities in the open market to reduce the underwriters' short position or to stabilize the price of the securities, they may reclaim the amount of the selling concession from the selling group members that sold those securities as part of that offering. In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid may also affect the price of the securities to the extent that it discourages resales of the securities.

    Some of the underwriters or agents and their associates may engage in transactions with and perform services for us or our affiliates in the ordinary course of business.

    The securities we sell under this prospectus may or may not be listed on a national securities exchange (other than our Class A common stock, which is listed on the New York Stock Exchange). We will list on the New York Stock Exchange any shares of our Class A common stock sold under a prospectus supplement to this prospectus, subject to official notice of issuance. We can not assure you that there will be an active trading market for any of the securities sold under this prospectus.

                                 LEGAL MATTERS

    The validity of the securities issuable under this prospectus will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson, a partnership including professional corporations, New York, New York.

                                    EXPERTS

    The consolidated financial statements and schedule appearing in Sabre's Annual Report (Form 10-K) for the fiscal year ended December 31, 1999 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

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                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov and at the public reference room of the New York Stock Exchange, 20 Broad Street, New York, New York.

    The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all the securities offered under this prospectus are sold. This prospectus is part of the registration statement we filed with the SEC.

    1.  Annual Report on Form 10-K for the year ended December 31, 1999.

    2.  Current Report on Form 8-K, filed February 9, 2000.

    3.  Current Report on Form 8-K, filed March 6, 2000.

    4. The section entitled "Proposal 2--Amendments to the Corporation's Restated Certificate of Incorporation" in the Preliminary Proxy Statement on Schedule 14A, filed March 28, 2000.

    You may request a copy of these filings, at no cost, by writing or telephoning us at Sabre Holdings Corporation, 4255 Amon Carter Boulevard, Fort Worth, Texas 76155, telephone (817) 963-6400, Attention: Investor Relations.

                           FORWARD-LOOKING STATEMENTS

    This prospectus includes "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained or incorporated by reference in this prospectus, including statements regarding our competitive strengths, business strategy, future financial position, budgets, projected costs and plans and objectives of management are forward-looking statements. In addition, forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "will," "expect," "should," "intend," "estimate," "anticipate," "believe," "continue" or similar terminology. We can give no assurance that the expectations reflected in forward-looking statements will prove to have been correct. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of factors including those set forth under the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section and "Sabre Holdings Corporation Cautionary Statement" incorporated by reference in this prospectus from our Annual Report on Form 10-K for the year ended December 31, 1999. All written and oral forward-looking statements attributable to us are expressly qualified in their entirety by the factors we disclose that could cause our actual results to differ materially from our expectations. We undertake no obligation to update publicly or revise any forward-looking statements.

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    NO DEALER, SALESPERSON OR OTHER PERSON IS AUTHORIZED TO GIVE ANY INFORMATION
OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

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                               TABLE OF CONTENTS

                                          PAGE
                                        --------
PROSPECTUS SUPPLEMENT
Forward-Looking Information...........       i
Summary...............................     S-1
Use of Proceeds.......................     S-6
Market Price of Common Stock and
  Dividends...........................     S-6
Description of Class A Common Stock...     S-6
Capitalization........................     S-9
Selected Consolidated Financial
  Data................................    S-10
Business..............................    S-14
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    S-24
Underwriting..........................    S-38
Legal Matters.........................    S-41
Experts...............................    S-41
Incorporation by Reference............    S-41

PROSPECTUS
Sabre.................................       3
Use of Proceeds.......................       3
Ratio of Earnings to Fixed Charges....       4
Description of Capital Stock..........       4
Description of Stock Purchase
  Contracts and Stock Purchase
  Units...............................      11
Description of Debt Securities........      11
Description of Warrants...............      19
Plan of Distribution..................      20
Legal Matters.........................      21
Experts...............................      21
Where You Can Find More Information...      22
Forward-Looking Statements............      22

                                8,000,000 SHARES

                                 SABRE HOLDINGS
                                  CORPORATION

                              CLASS A COMMON STOCK

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                                  [SABRE LOGO]

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                            BEAR, STEARNS & CO. INC.
                              GOLDMAN, SACHS & CO.
                                 MORGAN STANLEY
                         BANC OF AMERICA SECURITIES LLC
                           CREDIT SUISSE FIRST BOSTON
                                    JPMORGAN
                      Representatives of the Underwriters

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